                                                                                                                                                                                                                                       ‐                                                                                                                                              

THOMSON GEER
LAWYERS

Level 27, Exchange Tower
2 The Esplanade
Perth WA 6000 Australia

T +61 8 9404 9100 | F +61 8 9300 1338

Scheme Implementation Deed

between

Piedmont Lithium Limited
ACN 002 664 495
(**Piedmont**)

and

Piedmont Lithium Inc.
Company No. 4314324
(**US Holdco**)

www.tglaw.com.au
Sydney | Melbourne | Brisbane | Perth | Adelaide
ABN 21 442 367 363

ADVICE | TRANSACTIONS | DISPUTES
Domestic & Cross Border

Table of contents

1 Interpretation 1
- 1.1 Definitions 1
- 1.2 Interpretation 6
- 1.3 Knowledge 6

2 Agreement to propose and implement Scheme 7

3 Conditions precedent 7
- 3.1 Conditions Precedent to implementation of the Scheme 7
- 3.2 Reasonable endeavours to satisfy Conditions Precedent 8
- 3.3 Waiver of Conditions Precedent 8
- 3.4 Certificates in relation to Conditions Precedent 9
- 3.5 Conditions Precedent not met 9
- 3.6 Failure to agree 10

4 Transaction steps 10
- 4.1 Scheme 10
- 4.2 No amendment to the Scheme without consent 10
- 4.3 Consideration 10
- 4.4 US Holdco CDIs – registration and notices 11
- 4.5 US Holdco Shares – registration and notices 11
- 4.6 Ineligible Foreign Holders 11
- 4.7 Small Parcel Holders 12
- 4.8 Shares to rank equally 12
- 4.9 Deed Poll 13

5 Convertible Securities 13

6 Implementation of the Scheme 13
- 6.1 General obligations 13
- 6.2 Piedmont obligations 13
- 6.3 US Holdco obligations 16
- 6.4 Form of Recommendation 18
- 6.5 Scheme Booklet 18

7 Termination rights 19
- 7.1 Termination events 19
- 7.2 Notice of breach 20
- 7.3 Termination right 20
- 7.4 Effect of termination 20
- 7.5 Disclosure on termination of deed 20

8 Public announcements 20
- 8.1 Announcement of transaction 20
- 8.2 Public announcements 20
- 8.3 Statements on termination 21

9 Notices 21
- 9.1 Manner of giving notice 21
- 9.2 When notice given 21
- 9.3 Proof of service 22
- 9.4 Documents relating to legal proceedings 22

10 Entire agreement 22
- 10.1 Entire agreement 22
- 10.2 No reliance 22
- 10.3 Termination rights 22

11 General 22
- 11.1 Amendments 22

Scheme Implementation Deed

Reference: CS: 0000000
Legal/74196433_16

Page ii

11.2 Assignments 22
11.3 Costs 23
11.4 GST 23
11.5 Consents 23
11.6 Counterparts 23
11.7 Exercise and waiver of rights 23
11.8 Further assurance 23
11.9 No merger 23
11.10 Severability 23

12 Governing law and jurisdiction 24

12.1 Governing law 24
12.2 Jurisdiction 24

Schedule 1 - Indicative Timetable 26

Schedule 2 - Scheme of Arrangement 27

Schedule 3 - Deed Poll 44

Annexure A 51

Scheme of Arrangement 51

Scheme Implementation Deed

Reference: CS: 0000000
Legal/74196433_16

DETAILS

Date 2020

Parties

Piedmont

Name	Piedmont Lithium Limited
ACN	002 664 495
Address	Level 9, 28 The Esplanade, Perth WA 6000
Email	gswan@piedmontlithium.com
Attention	Company Secretary

US Holdco

Name	Piedmont Lithium Inc.
Company No	4314324
Address	32 North Main Street, Suite 100, Belmont, NC 28012
Email	bczachor@piedmontlithium.com
Attention	Corporate Secretary

Background

A Piedmont is an Australian public company listed on the ASX (as its primary listing) and on NASDAQ (as its secondary listing).

B The Piedmont securities quoted for trading on the ASX are Piedmont Shares and the Piedmont securities quoted for trading on NASDAQ are ADSs.

C US Holdco is a company incorporated in the US State of Delaware and which has been established for the purposes of effecting a re-domiciliation of Piedmont to the United States.

D Piedmont wishes to effect a re-domiciliation from Australia to the United States by US Holdco acquiring all of the Scheme Shares by way of a scheme of arrangement between Piedmont and Piedmont Shareholders under Part 5.1 of the Corporations Act.

E This deed is entered into to record and give effect to the terms and conditions on which US Holdco and Piedmont propose to implement the Scheme.

Agreed Terms

1 Interpretation

1.1 Definitions

In this deed the following terms shall bear the following meanings:

ADS means an American Depositary Share.

ADS Depositary means The Bank of New York Mellon or Cede & Co (as nominee for The Depository Trust Company) (as applicable).

ADS Holder means a holder of Piedmont ADSs.

Affiliate means, in relation to any specified person (other than a natural person), any other person (which shall include a natural person) directly or indirectly Controlling or Controlled by such specified person or under direct or indirect common control with such specified person.

Scheme Implementation Deed Reference: CS: 0000000
Legal/74196433_16

 Page 2Agreed Public Announcement means an announcement of Piedmont, in a form agreed between Piedmont and US Holdco prior to execution of this deed, to be released by Piedmont on the ASX (with a copy to be filed with the SEC) pursuant to clause 6.2(a) and 8.ASIC means the Australian Securities and Investments Commission.ASX means ASX Limited (ABN 98 008 624 691) or the Australian Securities Exchange, as the context requires.ASX Settlement means ASX Settlement Pty Ltd ABN 49 008 504 532.ASX Settlement Rules means ASX Settlement Operating Rules of ASX Settlement.AWST means Australian Western Standard Time.Business Day means a business day as defined in the Listing Rules and, to the extent any action must be taken in relation to NASDAQ, a day on which NASDAQ is operating but excludes a day that is not a Saturday, Sunday, bank holiday or public holiday in Perth, Western Australia or New York, United States of America.CDI means a CHESS depositary interest, being a unit of beneficial ownership in a US Holdco Share that is registered in the name of CDN, or beneficial ownership is held by CDN, in accordance with the ASX Settlement Rules and CDIs mean a number of them.CDN means CHESS Depositary Nominees Pty Ltd ACN 071 346 506.CHESS means the clearing house electronic sub-register system of security transfers operated by ASX Settlement.Conditions Precedent means the conditions precedent in clause 3.1.Control has the meaning given to that term in section 50AA of the Corporations Act and Controlling and Controlled has the corresponding meaning.Convertible Securities means the Piedmont Options and Piedmont Performance Rights.Corporations Act means the Corporations Act 2001 (Cth). Corporations Regulations means the Corporations Regulations 2001. Court means the Supreme Court of Western Australia.Deed Poll means the deed poll to be entered into by US Holdco the form of which is contained in Schedule 3 or in such other form as agreed in writing between Piedmont and US Holdco.Effect means, when used in relation to the Scheme, the coming into effect pursuant to section 411(10) of the Corporations Act of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Scheme and Effective has a corresponding meaning.Effective Date means the date the Scheme becomes Effective.Encumbrance means any encumbrance, mortgage, pledge, charge, lien, assignment, hypothecation, security interest, title retention, preferential right or trust arrangement and any other security arrangement of any kind given or created and including any possessory lien in the ordinary course of business whether arising by law or contract.End Date means 30 June 2021, or such later date as agreed to in writing between the parties.Excluded Shares means any Piedmont Shares held by an Excluded Shareholder.Excluded Shareholder means US Holdco and its Affiliates.Excluded Small Parcel Holder means a Small Parcel Holder who has made a valid election referred to in clause 4.7 to not participate in the Sale Facility and will not be treated as a Small Parcel Holder.    Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16

 Page 3    Execution Date means the date of this deed.Explanatory Statement means the statement pursuant to section 412 of the Corporations Act, which will be registered by ASIC in relation to the Scheme, copies of which will be included in the Scheme Booklet.FATA means the Foreign Acquisitions and Takeovers Act 1975 (Cth).FIRB means the Australian Foreign Investment Review Board.First Court Date means the first day on which an application is made to the Court for an order under section 411(1) of the Corporations Act approving the convening of the Scheme Meeting.Ineligible Foreign Holder means any Scheme Participant whose address shown on the Piedmont Share Register as at the Record Date is a place outside Australia, New Zealand, United States, Canada, Hong Kong, Singapore, United Kingdom, Taiwan, Germany and such other jurisdictions as agreed in writing between the parties, unless, no less than three Business Days prior to the Scheme Meeting, Piedmont and US Holdco agree in writing that it is lawful and not unduly onerous or unduly impracticable to issue that Piedmont Shareholder with the Scheme Consideration when the Scheme becomes Effective.GST has the meaning given to it in the GST law.GST Law has the meaning given to it in the A New Tax System (Goods and Services Tax) Act 1999 (Cth).Implementation Date means the fifth Business Day after the Record Date, or such other date agreed to in writing by the parties.Independent Expert means a person to be appointed by Piedmont to prepare a report to be provided to the Piedmont Board and Piedmont Shareholders stating whether, in the expert’s opinion, the Scheme is in the best interests of Piedmont Shareholders.Independent Expert's Report means the independent expert's report prepared by the Independent Expert in relation to the Scheme including any updates or amendments to this report made by the Independent Expert.Indicative Timetable means the timetable contained in Schedule 1 or as otherwise may be agreed in writing by US Holdco and Piedmont, acting reasonably.Listing Rules means the official listing rules of the ASX.Marketable Parcel has the meaning given to that term in the Listing Rules, with the closing price on the last day of trading on ASX used to determine this.NASDAQ means the NASDAQ Stock Market LLC.Notice of Meeting means the notice convening the Scheme Meeting together with the proxy forms for that meeting.Piedmont ADS means an ADS, each representing 100 Piedmont Shares and which trade on NASDAQ under the ticker code "PLL".Piedmont Board means the board of directors of Piedmont from time to time.Piedmont Director means a director of Piedmont from time to time.Piedmont Information means all information included in the Scheme Booklet other than the US Holdco Information and the Independent Expert's Report.Piedmont Option means an option to acquire a Piedmont Share issued by Piedmont pursuant to the Piedmont Lithium Limited Incentive Option Award Plan, with such option being on issue as at the Execution Date.  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16

 Page 4    Piedmont Optionholder means the holder of a Piedmont Option.Piedmont Performance Right means a right granted by Piedmont pursuant to the Piedmont Lithium Limited Performance Rights Plan to acquire by way of issue a Piedmont Share and for the avoidance of doubt, does not include a Piedmont Option.Piedmont Performance Right Holder means the holder of a Piedmont Performance Right.Piedmont Share means a fully paid ordinary share issued in the capital of Piedmont.Piedmont Share Register means the register of Piedmont Shareholders maintained by or on behalf of Piedmont in accordance with the Corporations Act.Piedmont Shareholder means a person who is registered in the Piedmont Share Register as the holder of one or more Piedmont Shares, from time to time.Record Date means 5:00 pm on the second Business Day following the Effective Date, or such other date (after the Effective Date) as Piedmont and US Holdco may agree in writing.Regulatory Approvals has the meaning given to that term in clause 3.1(a).Regulatory Authority includes:  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  (a)  a government or governmental, semi-governmental, administrative, fiscal or judicial entity or authority;  (b)  a minister, department, office, commission, delegate, instrumentality, tribunal, agency, board, authority or organisation of any government;  (c)  any regulatory organisation established under statute;  (d)  any stock or securities exchange;  (e)  in particular, ASX, ASIC, SEC, NASDAQ and FIRB; and  (f) any representative of any of the above.Relevant Interest has the meaning given to that term in the Corporations Act.Representative means:  (a)  in relation to Piedmont, any director, officer or employee of any member of Piedmont and any financier, financial adviser, accounting adviser, auditor, legal adviser or technical or other expert adviser or consultant to Piedmont in relation to the Transaction; and  (b)  in relation to US Holdco, any director, officer or employee of any member of US Holdco and any financier, financial adviser, accounting adviser, auditor, legal adviser or technical or other expert adviser or consultant to US Holdco in relation to the Transaction.  RG 60 means Regulatory Guide 60 issued by ASIC in September 2020.RG 112 means Regulatory Guide 112 issued by ASIC on 30 March 2011, as amended.Sale Agent means a person appointed by US Holdco to sell the US Holdco CDIs that would otherwise be issued to or for the benefit of Ineligible Foreign Holders or Small Parcel Holders (excluding Excluded Small Parcel Holders) under the terms of the Scheme.Sale Election Form means the form pursuant to which Small Parcel Holders may elect not to participate in the Sale Facility and be treated as Excluded Small Parcel Holders as contemplated in clause 4.7.Sale Facility means the facility to be made available to Ineligible Foreign Holders and Small Parcel Holders (excluding Excluded Small Parcel Holders), under which Ineligible Foreign

 Page 5Holders and Small Parcel Holders (excluding Excluded Small Parcel Holders) will have their Scheme Consideration sold on their behalf by the Sale Agent and have the net proceeds of sale remitted to them.Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act between Piedmont and Piedmont Shareholders, the form of which is contained in Schedule 2, together with any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by US Holdco and Piedmont.Scheme Booklet means the information booklet to be despatched to all Piedmont Shareholders and approved by the Court in connection with the Scheme, including the Scheme, the explanatory statement in respect of the Scheme, the Independent Expert's Report and the notice of meeting.Scheme Consideration means such number of US Holdco CDIs or US Holdco Shares (as applicable) for each Scheme Share held by Scheme Participants at 5:00pm on the Record Date as described in clause 4.3.Scheme Meeting means the meeting of Piedmont Shareholders convened by the Court in relation to the Scheme pursuant to section 411(1) of the Corporations Act and includes any adjournment of that meeting.Scheme Participant means each person who is a Piedmont Shareholder on the Record Date (other than Excluded Shareholders).Scheme Shares means all of the Piedmont Shares on issue on the Record Date other than Excluded Shares.SEC means the U.S. Securities and Exchange Commission.Second Court Date means the first day on which the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.Small Parcel Holder means a Scheme Participant who is not an Ineligible Foreign Holder and who holds less than a Marketable Parcel of Piedmont Shares on the Record Date.Subsidiaries has the meaning given to that term in section 9 of the Corporations Act.Trading Day means a trading day as defined in the Listing Rules.Transaction means the acquisition by US Holdco of all of the Scheme Shares by means of the Scheme in accordance with the terms of this deed.Treasurer means the Treasurer of the Commonwealth of Australia.US Holdco means Piedmont Lithium Inc., a company incorporated in Delaware, United States with company number 4314324 and whose registered office is at 251 Little Falls Drive, Wilmington, DE 19808 and whose principal business address is 32 North Main Street, Suite 100, Belmont, NC 28012.US Holdco Board means the board of directors of US Holdco.US Holdco CDI means a CDI representing a beneficial interest in 1/100th of a US Holdco Share.US Holdco CDI Register means the register of US Holdco CDI holders maintained by or on behalf US Holdco.US Holdco Information means the information that US Holdco provides to Piedmont under clause 6.3(a) for inclusion in the Scheme Booklet.US Holdco Share means a share of common stock of US Holdco.    Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16

 Page 6US Holdco Shareholder means a person who is registered in the US Holdco Share Register as the holder of one or more US Holdco Shares, from time to time.US Holdco Share Register means the register of US Holdco shareholders maintained by or on behalf US Holdco maintained in accordance with the Delaware General Corporation Law.    1.2  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  Interpretation  In this deed, except where the context otherwise requires:(a) the singular includes the plural and vice versa, and a gender includes other genders;  (b)  another grammatical form of a defined word or expression has a corresponding meaning;  (c)  a reference to a clause, paragraph, or schedule is to a clause or paragraph of, or schedule to, this deed, and a reference to this deed includes any schedule;  (d)  a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;  (e)  a reference to A$, dollar, Australian dollar or $ is to Australian currency;  (f)  a reference to US$ or USD is to the lawful currency of the United States;  (g)  a reference to time is to time in Perth, Western Australia, unless otherwise noted;  (h)  a reference to a party is to a party to this deed, and a reference to a party to a document includes the party's executors, administrators, successors and permitted assigns and substitutes;  (i)  a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;  (j)  a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re enactments or replacements of any of them;  (k)  a word or expression defined in the Corporations Act and not otherwise defined in this deed has the meaning given to it in the Corporations Act;  (l)  the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;  (m)  any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;  (n)  a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this deed or any part of it; and  (o)  if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day.  1.3  Knowledge  Where this deed makes reference to the knowledge or awareness of a party, or any similar reference, such knowledge or awareness will be taken to mean the actual knowledge and awareness of the party, but will not include any deemed or imputed knowledge of the party.

 Page 7    2  Agreement to propose and implement Scheme    2.1  Piedmont to propose Scheme  (a)  Piedmont agrees to propose the Scheme on and subject to the terms and conditions of this deed.  (b)  US Holdco agrees to assist Piedmont to propose the Scheme on and subject to the terms and conditions of this deed.  2.2  Agreement to implement Transaction  The parties agree to implement the Transaction on the terms and conditions of this deed.  3  Conditions precedent    3.1  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  Conditions Precedent to implementation of the Scheme  Subject to this clause 3, the Scheme will not become Effective, and the respective obligations of the parties in relation to the implementation of the Scheme are not binding, unless each of the following conditions precedent are satisfied or waived to the extent and in the manner set out in this clause 3:  (a)  Regulatory Approvals: before 5:00pm on the Business Day before the Second Court Date:  (i)  ASIC: ASIC has issued or provided all such reliefs, confirmations, consents, approvals, qualifications or exemptions, or does such other acts which the parties agree are reasonably necessary or desirable to implement the Scheme and such reliefs, waivers, confirmations, consents, approvals, qualifications or exemptions or other acts (as the case may be) have not been withdrawn, suspended, varied or revoked;  (ii)  ASX: ASX has issued or provided all such reliefs, confirmations, consents, approvals, waivers or does such other acts which the parties agree are reasonably necessary to implement the Scheme and such reliefs, confirmations, consents, approvals, waivers or other acts (as the case may be) have not been withdrawn, suspended, varied or revoked;  (iii)  FIRB: one of the following occurs:  (A)  Piedmont has received written notification by or on behalf of the Treasurer under the FATA to the effect that the Commonwealth Government has no objection (unconditionally or on conditions acceptable to US Holdco acting reasonably) under its foreign investment policy to US Holdco acquiring all of the Scheme Shares under the Scheme (or is precluded from objecting because the time for doing so has passed);  (B)  the period provided for under the FATA during which the Treasurer may make an order or interim order under the FATA prohibiting US Holdco from acquiring all of the Scheme Shares has elapsed without such an order being made; or  (C)  if an interim order has been made by the Treasurer to prohibit US Holdco from acquiring the Scheme Shares under the Scheme, the subsequent period for making a final order under the FATA has elapsed without any final order being made; and  (iv)  all other regulatory approvals or waivers required to implement the Scheme being granted or obtained and those regulatory approvals or waivers not being

 Page 8withdrawn, cancelled, revoked or varied in a manner that is materially adverse to the parties,(together Regulatory Approvals);    (b)  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  Piedmont Shareholder Approval: Piedmont Shareholders approve the Scheme at the Scheme Meeting by the requisite majorities under section 411(4)(a) of the Corporations Act, as modified under section 411(4)(a)(ii)(A) of the Corporations Act or otherwise;  (c)  Court Approval: The Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act, in a manner that satisfies section 3(a)(10) of the US Securities Act of 1933 with respect to all securities to be offered, issued or sold by US Holdco under the Scheme;  (d)  Restraining Orders: As at 8:00am on the Second Court Date, no judgement, order, decree, statute, law, ordinance, rule of regulation, or other temporary restraining order, preliminary or permanent injunction, restraint or prohibition or other order or decision has been issued, made, entered, enacted, promulgated or enforced by any court of competent jurisdiction or any Regulatory Authority remains in effect that prohibits, restricts, makes illegal or restrains the completion of the Scheme, and there is no other legal restraint or prohibition, preventing the consummation of any aspect of the Transaction on the Implementation Date;  (e)  Independent Expert Report: The Independent Expert provides a report to Piedmont that concludes that the Scheme is in the best interests of Piedmont Shareholders on or before the time when the Scheme Booklet is registered by ASIC under the Corporations Act and the Independent Expert not withdrawing or adversely modifying that conclusion before 8:00am on the Second Court Date;  (f)  ASX Listing: Prior to 8:00am on the Second Court Date, ASX approves:the admission of US Holdco to the official list of the ASX; andthe US Holdco CDIs for official quotation by the ASX,subject only to any conditions which ASX may reasonably require that are acceptable to the boards of Piedmont and US Holdco and to the Scheme becoming Effective;  (g)  NASDAQ Listing: Prior to 8:00am on the Second Court Date, Nasdaq has confirmed it has no objections to listing on NASDAQ of the US Holdco Shares, subject to official notice of issuance following implementation and any customary conditions; and  (h)  Ability to issue CDIs: before 5:00pm on the Business Day prior to the Second Court Date, US Holdco and Piedmont doing everything necessary under the ASX Settlement Rules to enable CDN to allot and issue the Scheme Consideration under the Scheme, other than the actual allotment and issue or transfer (as applicable) of the US Holdco Shares to CDN under the Scheme.  3.2  Reasonable endeavours to satisfy Conditions Precedent  Each of the parties will use its reasonable endeavours to procure that:  (a)  each of the Conditions Precedent is satisfied as soon as practicable after the date of this deed and continues to be satisfied at all times until the last time it is to be satisfied (as the case may require); and  (b)  there is no occurrence within the control of Piedmont or US Holdco (as the context requires) or their Affiliates that would prevent the Conditions Precedent being satisfied.  3.3  Waiver of Conditions Precedent(a) The Conditions Precedent in:

 Page 9    (i)  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  clauses 3.1(a)(i) and 3.1(a)(ii) (ASIC and ASX Regulatory Approvals), 3.1(b) (Piedmont Shareholder Approval), 3.1(c) (Court Approval),3.1(d) (Restraining Orders), 3.1(f) (ASX Listing), 3.1(g) (NASDAQ Listing) and 3.1(h) (Ability to Issue CDIs) cannot be waived;  (ii)  clause 3.1(a)(iii) (FIRB Regulatory Approval) is for the benefit of both parties, and any breach or non-fulfilment of such Condition Precedent may only be waived (if capable of waiver) with the written consent of both parties, which consent either party may give or withhold in its absolute discretion; and  (iii)  clause 3.1(e) (Independent Expert Report) is for the sole benefit of, and any breach or non-fulfilment of such Condition Precedent may only be waived with the written consent of, Piedmont.  (b)  A party entitled to waive the breach or non-fulfilment of a Condition Precedent pursuant this clause 3.2 may do so in its absolute discretion subject to the provision of written notice to the other party. Any such waiver by a party for whose benefit the relevant Condition Precedent applies must take place on or prior to 8:00am on the Second Court Date.  (c)  If a party waives the breach or non-fulfilment of a Condition Precedent, that waiver precludes the party from suing another party for any breach of this deed that resulted in the breach or non-fulfilment of the Condition Precedent.  (d)  Waiver of a breach or non-fulfilment in respect of one Condition Precedent does not constitute:  (i)  a waiver of breach or non-fulfilment of any other Condition Precedent resulting from the same event; or  (ii)  a waiver of breach or non-fulfilment of that Condition Precedent resulting from any other event.  3.4  Certificates in relation to Conditions Precedent  (a)  At the hearing at which the application for an order under section 411(4)(b) of the Corporations Act approving the Scheme is considered by the Court, Piedmont and US Holdco will provide a joint certificate to the Court confirming whether or not the Conditions Precedent have been satisfied or waived in accordance with the terms of this deed.  (b)  The parties shall use their reasonable endeavours to agree a draft of the joint certificate referred to in clause 3.4 by 5:00pm on the Business Day prior to the Second Court Date.  3.5  Conditions Precedent not met  If:  (a)  there is a non-fulfilment of a Condition Precedent which is not waived in accordance with this deed by the time or date specified in this deed for the satisfaction of the Condition Precedent;  (b)  there is an act, failure to act or occurrence which will prevent a Condition Precedent being satisfied by the time or date specified in this deed for the satisfaction of the Condition Precedent (and the non-fulfilment which would otherwise occur has not already been waived in accordance with this deed); or  (c) the Scheme has not become effective by the End Date,the parties must consult in good faith with a view to determine whether:(a) the Scheme may proceed by way of alternative means or methods;

 Page 10    (b)  to extend the relevant time for satisfaction of the Condition Precedent or to adjourn or change the date of an application to the Court; or  (c) to extend the End Date.Failure to agree  3.6  If the parties are unable to reach agreement under clause 3.5 within five Business Days (or any shorter period ending on 5:00pm on the day before the Second Court Date), either party may terminate this deed and such termination will be in accordance with clause 7.  4  Transaction steps    4.1  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  Scheme  (a)  Piedmont must, as soon as reasonably practicable after the Execution Date and substantially in accordance with the Indicative Timetable, propose the Scheme to Piedmont Shareholders.  (b)  If the Scheme becomes Effective, on the Implementation Date:  (i)  all of the Scheme Shares held by Scheme Participants on the Record Date will be transferred to US Holdco; and  (ii)  in exchange, each Scheme Participant will receive the Scheme Consideration in accordance with the terms of this deed, the Scheme and the Deed Poll.  4.2  No amendment to the Scheme without consent  Piedmont must not consent to any modification of, or amendment to, or the making or imposition by the Court of any condition in respect of, the Scheme without the prior written consent of US Holdco.  4.3  Consideration  (a)  Subject to clauses 4.6 and 4.7, US Holdco undertakes and warrants to Piedmont (in its own right and on behalf of each Scheme Participant) that in consideration of the transfer to US Holdco of each Scheme Share held by a Scheme Participant under the terms of the Scheme, US Holdco will (subject to the terms of this deed, the Scheme and the Deed Poll) on the Implementation Date:  (i)  in the case of a Scheme Participant who holds Scheme Shares (other than the Australian custodian for the ADS Depositary, an Ineligible Foreign Holder or an Small Parcel Holder (excluding an Excluded Small Parcel Holder)):  (A)  procure CDN to issue one US Holdco CDI for every Scheme Share held by that Scheme Participant on the Record Date; and  (B)  issue to CDN (as Depositary Nominee) the relevant number of US Holdco Shares underlying such US Holdco CDIs (being one US Holdco Share for every 100 US Holdco CDIs);  (ii)  in the case of a Scheme Participant who holds Scheme Shares on behalf of the ADS Depositary (who itself holds Piedmont Shares for the benefit of the ADS Holders), being the Australian custodian for the ADS Depositary:  (A)  issue one US Holdco Share to the ADS Depositary for every 100 Scheme Shares held by the ADS Depositary; and  (B)  procure the ADS Depositary to then, subject to compliance by the ADS Holder within the terms of the arrangements pursuant to which the ADS Depositary acts as depositary for ADS Holders, deliver (by way of exchange) such US Holdco Shares to the ADS Holders on the

 Page 11basis of one US Holdco Share for every Piedmont ADS held by the ADS Holder on the Record Date; and    (iii)  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  procure CDN to issue to the Sale Agent such number of US Holdco CDIs in accordance with clauses 4.6 and 4.7 that Ineligible Foreign Holders and Small Parcel Holders (excluding Excluded Small Parcel Holders) would otherwise have been entitled to and issue to the CDN (as Depositary Nominee) one US Holdco Share for every 100 US Holdco CDIs to be issued to the Sale Agent.  (b)  Where the calculation of the number of US Holdco Shares or US Holdco CDIs to be issued to a particular Scheme Participant would result in the issue of a fraction of a US Holdco Share, the fractional entitlement will be rounded up to the nearest whole number of US Holdco Shares.  (c)  Piedmont acknowledges that the undertaking by US Holdco in clause 4.3(a) is given to Piedmont in its own right and in its capacity as trustee for each Scheme Participant.  4.4  US Holdco CDIs – registration and notices  (a)  On the Business Day prior to the Implementation Date, US Holdco must enter in its US Holdco Share Register the name of CDN (as Depositary Nominee) to hold the US Holdco Shares underlying the US Holdco CDIs to be issued in accordance with the Scheme.  (b)  After the satisfaction of the obligation Piedmont in clause 4.4(a), US Holdco must:  (i)  on the Implementation Date procure that CDN records in the US Holdco CDI Register each Scheme Participant who is to receive US Holdco CDIs under the Scheme and issues US Holdco CDIs to the Sale Agent;  (ii)  in the case of Scheme Participants who hold their Scheme Shares on the CHESS sub register, procure that the US Holdco CDIs in respect of such Scheme Participant's entitlement to US Holdco Shares as Scheme Consideration are credited to that register;  (iii)  in the case of Scheme Participants who hold their Scheme Shares on the issuer sponsored sub register, procure that the US Holdco CDIs in respect of such Scheme Participant's entitlement to US Holdco Shares as Scheme Consideration are credited to that register; and  (iv)  maintain the US Holdco CDI Register for each Scheme Participant who receives US Holdco CDIs under the Scheme and procures the provision of US Holdco CDI holding statements or CHESS allotment confirmation notices to all applicable Scheme Participants in accordance with the Listing Rules.  4.5  US Holdco Shares – registration and notices  The obligation of Piedmont to procure that US Holdco issues US Holdco Shares under clause4.3 will be satisfied by US Holdco, on the Implementation Date, procuring the entry in the US Holdco Share Register of the name of each person who is to receive US Holdco Shares.  4.6  Ineligible Foreign Holders  (a)  US Holdco will be under no obligation under this deed to allot or issue, and will not issue or procure to be issued any Scheme Consideration (in the form of US Holdco CDIs) in the name of any Ineligible Foreign Holder and, instead, will issue the US Holdco CDIs to which the Ineligible Foreign Holder would have otherwise been entitled to the Sale Agent, in trust for the Ineligible Foreign Holder who is the beneficial owner thereof.  (b)  US Holdco will:  (i)  instruct the Sale Agent, acting on behalf of the Ineligible Foreign Holders and not on the behalf of Piedmont or US Holdco, to sell all of the US Holdco CDIs

 Page 12issued in the name of the Sale Agent pursuant to clause 4.6(a) in such manner, or such financial market, at such price and on such other terms as the Sale Agent determines in good faith, as soon as reasonably practicable and in any event not more than 30 Business Days after the Implementation Date; and    (ii)  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  remit, or procure to be remitted, to the Ineligible Foreign Holder the proceeds of its sale (on an averaged basis so that all Ineligible Foreign Holders receive the same price per US Holdco CDI, subject to rounding to the nearest whole cent) in Australian dollars (after deducting any applicable brokerage, foreign exchange, stamp duty and other selling costs, taxes and charges).  4.7  Small Parcel Holders  (a)  Subject to clause 4.7(b), US Holdco will be under no obligation under this deed to allot or issue, and will not issue or procure to be issued any Scheme Consideration (in the form of US Holdco CDIs) in the name of any Small Parcel Holder and, instead, will issue the US Holdco CDIs to which the Small Parcel Holder would have otherwise been entitled to the Sale Agent, in trust for the Ineligible Foreign Holder who is the beneficial owner thereof.  (b)  A Small Parcel Holder will be entitled, by providing a valid Sale Election Form on or before 5:00pm on the Record Date, to elect not to participate in the Sale Facility and be treated as an Excluded Small Parcel Holder for the purposes of this clause 4.7. In the absence of such an election, each Small Parcel Holder will have any Scheme Consideration attributable to them under the Scheme issued to the Sale Agent pursuant to this clause 4.7.  (c)  US Holdco will:  (i)  instruct the Sale Agent, acting on behalf of Small Parcel Holders (excluding Excluded Small Parcel Holders) and not on the behalf of Piedmont or US Holdco, to sell all of the US Holdco CDIs issued in the name of the Sale Agent pursuant to clause 4.7(a) in such manner, or such financial market, at such price and on such other terms as the Sale Agent determines in good faith, as soon as reasonably practicable and in any event not more than 30 Business Days after the Implementation Date; and  (ii)  remit, or procure to be remitted, to the Small Parcel Holder (excluding Excluded Small Parcel Holders) the proceeds of its sale (on an averaged basis so that all Small Parcel Holders (excluding Excluded Small Parcel Holders) receive the same price per US Holdco CDI, subject to rounding to the nearest whole cent) in Australian dollars (after deducting any applicable brokerage, foreign exchange, stamp duty and other selling costs, taxes and charges).  4.8  Shares to rank equally  US Holdco covenants in favour of Piedmont (in its own right and on behalf of the Scheme Participants) that:  (a)  the US Holdco Shares to be issued pursuant to the Scheme will be duly and validly authorised and will be of the same class of US Holdco Shares currently issued and outstanding and will rank equally in all respects with all issued and outstanding US Holdco Shares; and  (b)  each such US Holdco Share issued pursuant to the Scheme will be validly issued, fully paid, free from any Encumbrance or other third party rights and non-assessable.

 Page 13    4.9  Deed Poll  US Holdco covenants in favour of Piedmont (in its own right and separately as trustee for each of the Scheme Participants) to execute and deliver to Piedmont before 5:00pm on the Business Day prior to the First Court Date the Deed Poll.  5  Convertible Securities    Piedmont and US Holdco will use all reasonable endeavours to enter into binding agreements with each Piedmont Optionholder and Piedmont Performance Right Holder to cancel the Convertible Securities held by such holder in consideration of the grant of equivalent rights (as near as reasonably practicable) to acquire the same number of US Holdco CDIs or US Holdco Shares (as applicable) instead of Piedmont Shares.  6  Implementation of the Scheme    6.1  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  General obligations  Piedmont and US Holdco must each:  (a)  use all reasonable endeavours and commit necessary resources (including management and corporate relations resources and the resources of external advisers); and  (b)  procure that is officers and advisers act reasonably and work in a timely and co- operative fashion with the other party (including by attending meetings and by providing information),  to procure the Scheme Booklet and implement the Scheme as soon as reasonably practicable and in accordance with the Indicative Timetable.  6.2  Piedmont obligations  Piedmont must, acting at all times in good faith, take all steps reasonably necessary to implement the Scheme in accordance with the Indicative Timetable and otherwise as soon as practicable and on and subject to the terms of this deed. Without limiting the foregoing, Piedmont must (to the fullest extent applicable):  (a)  (announce directors’ recommendation) following execution of this deed, announce, in the form of its Agreed Public Announcement (on the basis of statements made to Piedmont by each Piedmont Director that):  (i)  the Piedmont Directors intend to recommend the Scheme to Piedmont Shareholders and recommend that Piedmont Shareholders vote in favour of the Scheme at the Scheme Meeting; and  (ii)  each Piedmont Director intends to vote, or cause to be voted, all Piedmont Shares in which he or she has a Relevant Interest in favour of the Scheme at the Scheme Meeting,  in each case in the absence of:  (iii)  the Independent Expert concluding in the Independent Expert’s Report (or any update or variation to that report) that the Transaction is not in the best interests of Piedmont Shareholders; or  (iv)  in the case of the recommendation in clause 6.2(a)(i) a Piedmont Director making a determination in accordance with clause 6.4.  (b)  (Independent Expert) as soon as reasonably practicable after the Execution Date, appoint the Independent Expert, in accordance with RG 112, and provide all

 Page 14assistance and information reasonably requested by the Independent Expert in connection with the preparation of the Independent Expert’s Report (and any update to any such report);    (c)  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  (preparation of Scheme Booklet)  (i)  prepare the Scheme Booklet (other than the US Holdco Information and the Independent Expert’s Report) in accordance with all applicable laws (including the Corporations Act and Corporations Regulations), RG 60, the Listing Rules, applicable United States securities laws and regulations, the applicable rules of NASDAQ and, subject to clause 6.3(a) include the US Holdco Information in the Scheme Booklet; and  (ii)  consult with US Holdco as to the content and presentation of the Scheme Booklet, including providing US Holdco with drafts of the Scheme Booklet and the factual information sections relating to US Holdco in the Independent Expert’s Report, in a timely manner and, acting reasonably and in good faith, consider (and, where applicable, promptly provide to the Independent Expert in writing) all reasonable comments from US Holdco and its Representatives on those drafts when preparing revised drafts, provided that such comments are provided to Piedmont in a timely manner (however in relation to the Independent Expert’s Report, Piedmont is only responsible to ensure that the Independent Expert considers comments relating exclusively to factual accuracy);  (d)  (Piedmont Directors recommendation and voting intentions in Scheme Booklet) state in the Scheme Booklet that each Piedmont Director:  (i)  recommends that Piedmont Shareholders vote in favour of the Scheme at the Scheme Meeting; and  (ii)  intends to vote, or cause to be voted, all Piedmont Shares in which he or she has a Relevant Interest in favour of the Scheme at the Scheme Meeting,  in each case in the absence of:  (iii)  the Independent Expert concluding in the Independent Expert’s Report (or any update or variation to that report) that the Transaction is not in the best interests of Piedmont Shareholders; or  (iv)  in the case of the recommendation in clause 6.2(a)(i), a Piedmont Director making a determination in accordance with clause 6.4.  (e)  (lodgement of Regulator’s Drafts)  (i)  no later than 14 days before the First Court Date, provide a near final draft of the Scheme Booklet (Regulator’s Draft) to ASIC for its review for the purposes of section 411(2) of the Corporations Act, and provide a copy of the Regulator’s Draft to US Holdco immediately thereafter; and  (ii)  keep US Holdco reasonably informed of any material issues raised by ASIC in relation to the Regulator’s Draft and, where practical to do so, consult with US Holdco in good faith prior to taking any steps or actions to address any such material issues (provided that, where such issues relate to US Holdco Information, Piedmont must not take any steps to address them without US Holdco’s prior written consent, not to be unreasonably withheld);  (f)  (no objection statement) apply to ASIC for a statement under section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme;  (g)  (First Court Hearing) apply to the Court for orders under section 411(1) of the Corporations Act directing Piedmont to convene the Scheme Meeting;

 Page 15    (h)  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  (due diligence and verification) undertake appropriate due diligence and verification processes in relation to the Piedmont Information, and, once such processes have been completed, provide written confirmation to US Holdco of the completion of such processes;  (i)  (approval and registration of Scheme Booklet) if the Court directs Piedmont to convene the Scheme Meeting request that, in accordance with section 412(6) of the Corporations Act, ASIC register the Scheme Booklet;  (j)  (Scheme Meeting) as soon as reasonably practicable following registration of the Scheme Booklet by ASIC, despatch the Scheme Booklet to Piedmont Shareholders, and convene and hold the Scheme Meeting in accordance with the orders made by the Court at the First Court Hearing;  (k)  (Director votes and participation) use its reasonable endeavours to procure that each Piedmont Director votes any Piedmont Shares in which they have a Relevant Interest in favour of the Scheme at the Scheme Meeting and participates in reasonable efforts to promote the Scheme, in the absence of the Independent Expert concluding in the Independent Expert’s Report (or any update or variation to that report) that the Transaction is not in the best interests of Piedmont Shareholders;  (l)  (supplementary disclosure) if, after despatch of the Scheme Booklet, Piedmont becomes aware:  (i)  that information included in the Scheme Booklet is or has become false, misleading or deceptive in any material respect (whether by omission or otherwise); or  (ii)  of information that is required to be disclosed to Piedmont Shareholders under any applicable law or having regard to RG 60 but was not included in the Scheme Booklet,  promptly disclose such information to and consult with US Holdco in good faith as to the need for, and form of, any supplementary disclosure to Piedmont Shareholders, the need for, the timing of, and directions to be sought at, an additional application to the Court, and make any disclosure that it is ordered to make or considers reasonably necessary in the circumstances, having regard to orders made by the Court, applicable laws and RG 60;  (m)  (Conditions Precedent certificate) at the Second Court Hearing, provide to the Court (through its counsel):  (i)  a certificate confirming (in respect of matters within its knowledge) whether or not the Conditions Precedent (other than the Condition Precedent in clause 3.1(c) have been satisfied or waived in accordance with clause 3, a draft of which certificate must be provided to US Holdco by 5:00pm on the Business Day prior to the Second Court Date; and  (ii) any certificate provided to it by US Holdco pursuant to clause 6.3(j);(Second Court Hearing) subject to the Conditions Precedent (other than the Condition Precedent in clause 3.1(c)) being satisfied or waived in accordance with clause 3, apply to the Court for orders under section 411(4)(b) of the Corporations Act approving the Scheme;  (n)  (o)  (Court Documents) prepare the Court Documents, provide drafts of those documents to US Holdco in a timely manner and, acting reasonably and in good faith, take into account all reasonable comments from US Holdco and its Representatives on those drafts, provided that such comments are provided in a timely manner;  (p)  (extract Court order and notify ASX) as soon as reasonably possible after conclusion of the Second Court Hearing, obtain an office copy of the orders made by the Court under section 411(4)(b) of the Corporations Act approving the Scheme and,

 Page 16promptly after receipt of the orders, tell ASX of the Piedmont’s intention to lodge the Court order with ASIC the following day;    (q)  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  (lodgement of Court order) for the purposes of section 411(10) of the Corporations Act, lodge with ASIC an office copy of the orders made by the Court under section 411(4)(b) of the Corporations Act approving the Scheme before 5:00pm on the Business Day following the day on which it receives such office copy;  (r)  (suspension of trading) apply to:(i) ASX to have:  (A)  trading in Piedmont Shares suspended from the close of trading on the Effective Date; and  (B)  Piedmont removed from the official list of ASX, and quotation of Piedmont Shares on ASX is terminated, with effect on and from the close of trading on the Trading Day immediately following, or shortly after, the Implementation Date,  or, in each case, such other dates as the parties may agree, acting reasonably, following consultation with ASX and not do anything to cause any of these things to happen before the time specified in this clause 6.2(r); and  (ii)  NASDAQ to have trading suspended in Piedmont ADSs (by way of submission of a "corporate action” form to NASDAQ in order to transfer the listing of the Piedmont ADSs to a listing of the US Holdco Shares) from the close of trading on NASDAQ on the Implementation Date.  (s)  (Scheme Consideration) facilitate the provision of the Scheme Consideration to Scheme Shareholders;  (t)  (implementation): if the Court makes orders under section 411(4) of the Corporations Act approving the Scheme:  (i)  determining the identity of each Scheme Shareholder and their entitlement to the Scheme Consideration as at the Record Date, including by taking up-to- date copies of the Share Register current as at the Record Date;  (ii)  provide to US Holdco all information about the Scheme Participants that US Holdco reasonably requires in order for US Holdco to provide the Scheme Consideration to the Scheme Participants in accordance with the Scheme;  (iii)  execute proper instruments of transfer of and giving effect to and registering the transfer of the Piedmont Shares to US Holdco in accordance with the Scheme;  (iv)  execute proper instruments of transfer of and giving effect to and registering the transfer of the US Holdco Shares to CDN to be held on trust for Scheme Participants in accordance with the Scheme; and  (v)  do all other things contemplated by or necessary to give effect to the Scheme and the orders of the Court; and  (u)  (compliance with laws) do everything reasonably within its power to ensure that the Transaction is effected in accordance with all applicable laws, regulations and policy;  6.3  US Holdco obligations  US Holdco must, acting at all times in good faith, take all steps reasonably necessary to implement the Scheme in accordance with the Indicative Timetable and otherwise as soon as practicable and on and subject to the terms of this deed. Without limiting the foregoing, US Holdco must (to the fullest extent applicable):

 Page 17    (a)  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  (prepare US Holdco Information)  (i)  as soon as reasonably practicable after the Execution Date, prepare the US Holdco Information for inclusion in the Scheme Booklet in accordance with all applicable laws (including the Corporations Act and Corporations Regulations), RG 60 and the Listing Rules; and  (ii)  provide Piedmont with drafts of the US Holdco Information in a timely manner and, acting reasonably and in good faith, take into account all reasonable comments from Piedmont and its Representatives on those drafts, provided that such comments are provided to US Holdco in a timely manner;  (b)  (assistance with Scheme Booklet and Court Documents) provide any assistance or information reasonably requested by Piedmont or its Representatives in connection with the preparation of the Scheme Booklet (including any supplementary disclosure to Piedmont Shareholders) or any Court Documents, including reviewing the drafts of the Scheme Booklet prepared by Piedmont and provide comments in a timely manner on those drafts in good faith;  (c)  (Independent Expert’s Report) subject to the Independent Expert agreeing to reasonable confidentiality restrictions, provide any assistance or information reasonably requested by Piedmont or its Representatives, or by the Independent Expert, in connection with the preparation of the Independent Expert’s Report (and any update or variation to any such report);  (d)  (due diligence and verification) undertake appropriate due diligence and verification processes in relation to the US Holdco Information, and, once those processes have been completed, provide written confirmation to Piedmont of the completion of such processes;  (e)  (confirmation of US Holdco Information) promptly after Piedmont requests that it does so, confirm in writing to Piedmont that:  (i)  it consents to the inclusion of the US Holdco Information in the Scheme Booklet, in the form and context in which the US Holdco Information appears; and  (ii)  the US Holdco Information in the Scheme Booklet is not misleading or deceptive in any material respect (whether by omission or otherwise), and the inclusion of such US Holdco Information, in that form and context, has been approved by the US Holdco Board;  (f)  (Deed Poll) before 5:00pm on the Business Day prior to the First Court Date, on the date this deed is signed, enter into the Deed Poll and deliver it to Piedmont, and, if the Scheme becomes Effective, fully comply with its obligations under the Deed Poll;  (g)  (United States legal opinion): deliver to Piedmont an opinion from its United States legal counsel, in a form satisfactory to Piedmont (acting reasonably), that the Deed Poll is legally binding on and enforceable against US Holdco under the laws of Delaware;  (h)  (Authorised Nominee): appoint CDN to receive under the Scheme and hold US Holdco Shares for the benefit of Scheme Participants and execute (or procure the execution of) proper instruments of transfer of those securities to US Holdco in accordance with the Scheme.  (i)  (update US Holdco Information) promptly advise Piedmont in writing if it becomes aware:  (i)  of information which should have been but was not included in the US Holdco Information in the Scheme Booklet (including if known at the time), and promptly provide Piedmont with the omitted information; or

 Page 18    (ii)  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  that the US Holdco Information in the Scheme Booklet is or has become misleading or deceptive in any material respect (whether by omission or otherwise), and promptly provide Piedmont with any information required to correct the misleading or deceptive statements;  (j)  (Conditions Precedent certificate) before 8:00am on the Second Court Date, provide to Piedmont for provision to the Court at the Second Court Hearing a certificate confirming (in respect of matters within its knowledge) whether or not the Conditions Precedent (other than the Condition Precedent in clause 3.1(c)) have been satisfied or waived in accordance with clause 3, a draft of which certificate must be provided to Piedmont by 5:00pm on the Business Day prior to the Second Court Date;  (k)  (Scheme Consideration) if the Scheme becomes Effective, provide the Scheme Consideration in the manner and in the amount contemplated by clause 4 of this deed, the terms of the Scheme and the Deed Poll;  (l)  (share transfer) if the Scheme becomes Effective, accept a transfer of the Scheme Shares as contemplated by clause 4.1 and execute instruments of transfer in respect of the Scheme Shares in accordance with the Scheme;  (m)  (US Holdco Shares): apply to NASDAQ to list the US Holdco Shares via a successor listing (subject to the Scheme becoming Effective), and use reasonable endeavours to obtain the satisfaction of any conditions imposed by NASDAQ for such listing;  (n)  (US Holdco CDIs) apply to ASX for the US Holdco CDIs, to be issued as Scheme Consideration, to be quoted on ASX (subject to the Scheme becoming Effective), and to trade on ASX as soon as practicable after the Implementation Date;  (o)  (Issue of US Holdco Shares): do all things necessary to issue the US Holdco Shares in accordance with the Scheme and this deed;  (p)  (Issue of US Holdco CDIs): do all things necessary under the ASX Settlements Rules to enable the US Holdco CDIs to be issued in accordance with the Scheme and this deed (including confirm to ASX Settlement that the US Holdco Shares underlying the US Holdco CDIs have been issued to CDN in accordance with the ASX Settlement Rules); and  (q)  (compliance with laws) do everything reasonably within its power to ensure that the Transaction is effected in accordance with all applicable laws, regulations and policy.  6.4  Form of Recommendation  Clauses 6.2(a) and 6.2(d) are qualified to the extent that, after first obtaining written advice from independent Senior Counsel, a Piedmont Director reasonably determines that he or she should not provide or continue to maintain any recommendation because that Piedmont Director has an interest in the Scheme that renders it inappropriate for him or her to maintain any such recommendation.  6.5  Scheme Booklet  (a)  If the parties are unable to agree on the form or content of a particular part of the Scheme Booklet, then:  (i)  if the relevant part of the Scheme Booklet is US Holdco Information, Piedmont will make such amendments to that part of the Scheme Booklet as required by US Holdco (acting reasonably and in good faith); and  (ii)  in any other case, Piedmont (acting reasonably and in good faith) will decide the form and content of that part of the Scheme Booklet.  (b)  The parties agree that the Scheme Booklet will contain a responsibility statement to the effect that:

 Page 19    (i)  Piedmont is responsible for the Piedmont Information contained in the Scheme Booklet;  (ii)  US Holdco is responsible for the US Holdco Information contained in the Scheme Booklet; and  (iii)  the Independent Expert is responsible for the Independent Expert’s Report, and none of Piedmont, US Holdco or their respective directors or officers assumes any responsibility for the accuracy or completeness of the Independent Expert’s Report or any other report or letter issued to Piedmont by a third party in connection with the Independent Expert's Report.  (c)  Each party must undertake appropriate verification processes for the information supplied by that party for the Scheme Booklet.  7  Termination rights    7.1  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  Termination events  Without limiting any other provision of this deed:  (a)  either party (non-defaulting party) may terminate this deed by notice in writing to the other party:  (i)  if the End Date has passed before the Transaction has been implemented (other than as a result of a breach by the terminating party of its obligations under this deed);  (ii)  if each of the following has occurred:  (A)  the other party (defaulting party) is in breach of a material provision of this deed at any time prior to 8:00am on the Second Court Date;  (B)  the non-defaulting party has given notice to the defaulting party setting out the relevant circumstances of the breach and stating an intention to terminate this deed; and  (C)  the relevant circumstances have continued to exist five Business Days (or any shorter period ending at 8:00am on the Second Court Date) from the time the notice in clause 7.1(a)(ii)(B) is given;  (iii)  if the required majorities of Piedmont Shareholders do not approve the Scheme at the Scheme Meeting;  (iv)  if any of the Conditions Precedent in clause 3.1 is incapable of being satisfied or fulfilled (other than as a result of a breach by the terminating party of its obligations under this deed); or  (v)  if a Court or other Regulatory Authority has issued an order, decree or ruling or taken other action that permanently restrains or prohibits the Transaction and that order, decree, ruling or other action has become final and cannot be appealed;  (b)  US Holdco may terminate this deed by notice in writing to Piedmont if a Piedmont Director:  (i)  fails to recommend, recommends against, withdraws or adversely modifies or qualifies their recommendation of the Scheme or the Transaction; or  (ii)  makes any public statement to the effect that the Scheme is not, or is no longer, recommended; and

 Page 20    (c)  either party may terminate this agreement if the other party consents to do so and both parties confirm it in writing.  7.2  Notice of breach  Each party must give notice to the other as soon as practicable after it becomes aware of a breach by it of this deed.  7.3  Termination right  (a)  Any right to terminate this deed under clauses 7.1(a), 7.1(b) or 7.1(c) that arises before the Second Court Date ceases at 8:00am on the Second Court Date.  (b)  Subject to clause 7.3(a), any right to terminate this deed ceases when the Scheme becomes Effective.  7.4  Effect of termination  (a)  If a party terminates this deed, each party will be released from all further obligations under this deed other than under clauses 1, 8, 9, 10, 11 (other than 11.8) and 12.  (b)  Subject to any rights or obligations arising under or pursuant to clauses that are expressed to survive termination (including by virtue of this clause 7.4), on termination of this deed, no party shall have any rights against or obligations to any other party under this deed except for those rights and obligations which accrued prior to termination.  7.5  Disclosure on termination of deed  The parties agree that, if this deed is terminated under this clause 7, any party may disclose:  (a)  the fact that this deed has been terminated, where such disclosure is required by the relevant Listing Rules or is in the reasonable opinion of that party required to ensure that the market in its securities is properly informed;  (b)  the fact that this deed has been terminated to ASIC and the Court; and  (c)  information that is required to be disclosed as a matter of law or in any proceedings.  8  Public announcements    8.1  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  Announcement of transaction  Immediately after execution of this deed, Piedmont must release the Agreed Public Announcement.  8.2  Public announcements  (a)  Subject to clause 8.2(b), no public announcement or disclosure in relation to the Transaction or any subject matter thereof, or any other transaction the subject of this deed or the Scheme (including any staff or client announcements or presentations) may be made other than in a form approved by each party (acting reasonably), but each party must use all reasonable endeavours to provide such approval as soon as practicable.  (b)  Where US Holdco, Piedmont or any of their Affiliates is required by law and/or ASX, ASIC, Listing Rules, SEC or NASDAQ, to make any announcement or make any filing or disclosure in relation to the Transaction or any other transaction the subject of this deed or the Scheme, it may do so only after it has given as much notice as possible to, and has consulted (to the fullest extent reasonable in the circumstances) with the other party prior to making the relevant disclosure.  (c)  US Holdco and Piedmont agree to consult with each other in advance in relation to:

Page 21

(i) overall communication plans;

(ii) approaches to Piedmont Shareholders;

(iii) approaches to the media;

(iv) proxy solicitations; and

(v) written presentations,

including to provide each other a reasonable advance opportunity to comment, to ensure that the information used in clauses 8.2(c)(i) to 8.2(c)(v) above is consistent with the information in the Scheme Booklet.

8.3 **Statements on termination**

The parties must act in good faith and use all reasonable endeavours to issue agreed statements in respect of any termination of this deed and, to that end but without limitation, clauses 8.2(a) to 8.2(c) applies to any such statements or disclosures.

9 Notices

9.1 **Manner of giving notice**

(a) Any notice or other communication to be given under this deed must be in writing (which includes email) and may be delivered or sent by post or email to the party to be served as follows:

(i) to **Piedmont** at:

Address	Level 9, 28 The Esplanade, Perth WA 6000
Email	gswan@apollogroup.com.au
Attention	Company Secretary

(ii) to **US Holdco** at:

Address	32 North Main Street, Suite 100, Belmont, NC 28012
Email	bczachor@piedmontlithium.com with a copy to pbrindle@piedmontlithium.com
Attention	Corporate Secretary

or at any such other address or email address notified for this purpose to the other parties under this clause. Any notice or other communication sent by post must be sent by prepaid ordinary post (if the country of destination is the same as the country of origin) or by airmail (if the country of destination is not the same as the country of origin).

9.2 **When notice given**

(a) Any notice or other communication is deemed to have been given:

(i) if delivered, on the date of delivery; or

(ii) if sent by post, on the third day after it was put into the post (for post within the same country) or on the fifth day after it was put into the post (for post sent from one country to another); or

(iii) if sent by email, on the earlier of the sender receiving an automated message confirming delivery or, provided no automated message is received stating

Scheme Implementation Deed

Reference: CS: 0000000
Legal/74196433_16

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that the email has not been delivered, three hours after the time the email was sent by the sender, such time to be determined by reference to the device from which the email was sent, but if the notice or other communication would otherwise be taken to be received after 5:00pm or on a Saturday, Sunday or public holiday in the place of receipt then the notice or communication is taken to be received at 9:00am on the next day that is not a Saturday, Sunday or public holiday.

9.3 Proof of service

In proving service of a notice or other communication, it shall be sufficient to prove that delivery was made or that the envelope containing the communication was properly addressed and posted either by prepaid post or by prepaid airmail or that the email was properly addressed and transmitted by the sender's server into the network and there was no apparent error in the operation of the sender's email system, as the case may be.

9.4 Documents relating to legal proceedings

This clause 9 does not apply in relation to the service of any claim form, notice, order, judgment or other document relating to or in connection with any proceedings, suit or action arising out of or in connection with this deed.

10 Entire agreement

1. Entire agreement

This deed contains the entire deed between the parties relating to the Transaction and supersede all previous agreements, whether oral or in writing, between the parties relating to the Transaction.

2. No reliance

Each party acknowledges that in agreeing to enter into this deed it has not relied on any express or implied representation, warranty, collateral contract or other assurance (except those expressly set out in this deed) made by or on behalf of any other party before the entering into of this deed. Each party waives all rights and remedies which, but for this clause 10.2 might otherwise be available to it in respect of any such representation, warranty, collateral contract or other assurance.

3. Termination rights

Except for the express right of termination contained in clauses 3.6 and 7, no party has any right to terminate this deed and the parties waive their rights (if any) to annul, rescind, dissolve, withdraw from, cancel or terminate this deed in any circumstances.

11 General

1. Amendments

This deed may only be amended in writing and where such amendment is signed by all the parties.

2. Assignments

None of the rights or obligations of a party under this deed may be assigned or transferred without the prior written consent of the other party.

Scheme Implementation Deed

Reference: CS: 0000000
Legal/74196433_16

Page 23

3. Costs

Piedmont must pay the costs and expenses of the Scheme, except that US Holdco must pay any stamp duties and similar charges (if any) payable under Australian law in connection with the transfer of the Scheme Shares to US Holdco or a nominee of US Holdco.

4. GST

(a) Where under the terms of this deed one party is liable to indemnify or reimburse another party in respect of any costs, charges or expenses, the payment shall include an amount equal to any GST thereon not otherwise recoverable by the other party, subject to that party using all reasonable endeavours to receive such amount of GST as may be practicable.

(b) If any payment under this deed constitutes the consideration for a taxable supply for GST purposes, then in addition to that payment the payer shall pay any GST due.

(c) Unless otherwise expressly stated, all prices or other sums payable or consideration to be provided under or in accordance with this deed are exclusive of GST.

5. Consents

Except as otherwise expressly provided in this deed a party may give or withhold its consent to any matter referred to in this deed in its absolute discretion. A party that gives its consent to any matter referred to in this deed is not taken to have made any warranty or representation as to any matter or circumstance connected with the subject matter of that consent.

6. Counterparts

This deed may be executed in counterparts, which taken together must constitute one and the same agreement, and any party (including any duly authorised representative of a party) may enter into this deed by executing a counterpart.

7. Exercise and waiver of rights

The rights of each party under this deed:

(a) may be exercised as often as necessary;

(b) except as otherwise expressly provided by this deed, are cumulative and not exclusive of rights and remedies provided by law; and

(c) may be waived only in writing and specifically,

and delay in exercising or non-exercise of any such right is not a waiver of that right.

8. Further assurance

Each party undertakes, at the request, cost and expense of the other party, to sign all documents and to do all other acts, which may be necessary to give full effect to this deed.

9. No merger

Each of the obligations, warranties and undertakings set out in this deed (excluding any obligation which is fully performed at the Implementation Date) must continue in force after the Implementation Date.

10. Severability

The provisions contained in each clause and sub clause of this deed shall be enforceable independently of each of the others and their validity shall not be affected if any of the others is invalid.

Scheme Implementation Deed

Reference: CS: 0000000
Legal/74196433_16

 Page 24    12  Governing law and jurisdiction    Governing lawThis deed and any non-contractual obligations arising out of or in connection with it is governed by the law applying in Western Australia.JurisdictionThe courts having jurisdiction in Western Australia have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this deed (including a dispute relating to any non- contractual obligations arising out of or in connection with this deed) and each party irrevocably submits to the non-exclusive jurisdiction of the courts having jurisdiction in Western Australia.  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16

Page 25

EXECUTION

Executed as a deed.

Executed by Piedmont Lithium Limited ACN 002 664 495 in accordance with section 127 of the *Corporations Act 2001* (Cth):

Keith D. Phillips

Director

KEITH D. PHILLIPS

Name ofDirector
BLOCK LETTERS

*Director/*Company Secretary

GREGORY SWAN

Name of *irectorrCompany* Secretary
BLOCK LETTERS
*please strike out as appropriate

Executed by an authorised signatory of **Piedmont Lithium Inc.:**

Keith D. Phillips

Signature of authorised person

KEITH D. PHILLIPS

Name of authorised person
BLOCK LETTERS

Scheme ImplementaUon Oeed

Reference: CS: 0000000
Legal/74196433_16

 Page 26    Schedule 1 - Indicative Timetable  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  Event  Target Date (Perth Time unless stated otherwise)  First Court Date  1 February 2021  Dispatch of Scheme Booklet to Piedmont Shareholders  4 February 2021  US Holdco applies to ASX for admission  4 February 2021  US Holdco applies to Nasdaq for admission  4 February 2021 (New York time)  Scheme Meeting  8 March 2021  ASX conditional approval to list US Holdco on ASX  12 March 2021  Nasdaq raises no objections to listing of US Holdco on Nasdaq  12 March 2021 (New York time)  Second Court Date  15 March 2021  Effective Date  16 March 2021  Record Date  18 March 2021  Implementation Date  25 March 2021  Listing of US Holdco on ASX  26 March 2021  Listing of US Holdco on Nasdaq  26 March 2021 (New York time)  US Holdco CDIs commence trading on ASX  29 March 2021

 Page 27    Schedule 2 - Scheme of Arrangement  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  SCHEME OF ARRANGEMENT MADE UNDER SECTION 411 OF THE CORPORATIONS ACT 2001 (CTH)Piedmont Lithium Limited

 Page 28    Date  2020  DETAILS  Parties  Piedmont Lithium Limited ACN 002 664 495 of Level 9, 28 The Esplanade, PerthWA 6000 (Piedmont)  The registered holders of the fully paid ordinary shares in the capital of Piedmont as at 7:00pm on the Record Date other than an Excluded Shareholder.  1  Defined terms & interpretation    1.1  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  Defined terms  In this Scheme, except where the context otherwise requires:ADS means an American Depositary Share.ADS Depositary means The Bank of New York Mellon or Cede & Co (as nominee for The Depository Trust Company) (as applicable).ADS Holder means a holder of Piedmont ADSs.Affiliate means, in relation to any specified person (other than a natural person), any other person (which shall include a natural person) directly or indirectly Controlling or Controlled by such specified person or under direct or indirect common control with such specified person.ASIC means the Australian Securities and Investments Commission.ASX means ASX Limited (ABN 98 008 624 691) or the Australian Securities Exchange, as the context requires.ASX Settlement means ASX Settlement Pty Ltd ABN 49 008 504 532.ASX Settlement Rules means ASX Settlement Operating Rules of ASX Settlement.Business Day means a business day as defined in the Listing Rules and, to the extent any action must be taken in relation to NASDAQ, a day on which NASDAQ is operating but excludes a day that is not a Saturday, Sunday, bank holiday or public holiday in Perth, Western Australia or New York, United States of America.CDI means a CHESS depositary interest, being a unit of beneficial ownership in a US Holdco Share that is registered in the name of CDN, or beneficial ownership is held by CDN, in accordance with the ASX Settlement Rules and CDIs mean a number of them.CDN means CHESS Depositary Nominees Pty Ltd ACN 071 346 506.CHESS means the clearing house electronic sub-register system of security transfers operated by ASX Settlement.Conditions Precedent means the conditions precedent set out in clause 3.1 of the Scheme Implementation Deed.Control has the meaning given to that term in section 50AA of the Corporations Act and Controlling and Controlled has the corresponding meaning.Corporations Act means the Corporations Act 2001 (Cth).Court means the Supreme Court of Western Australia.

 Page 29Deed Poll means the deed poll to be executed by US Holdco substantially in the form of Schedule 3 to the Scheme Implementation Deed, or in such other form as agreed in writing between Piedmont and US Holdco.Depositary Nominee has the meaning given to it in the ASX Settlement Rules.Effective means, when used in relation to a Scheme, the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Scheme taking effect pursuant to section 411(10) of the Corporations Act, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.Effective Date means the date on which the Scheme becomes Effective.Election Form means the form accompanying the Scheme Booklet, pursuant to which Small Parcel Holders may elect to participate in the Sale Facility.Encumbrance means any encumbrance, mortgage, pledge, charge, lien, assignment, hypothecation, security interest, title retention, preferential right or trust arrangement and any other security arrangement of any kind given or created and including any possessory lien in the ordinary course of business whether arising by law or contract.End Date means 30 June 2021, or such later date as agreed to in writing between Piedmont and US Holdco.Excluded Shares means any Piedmont Shares held by an Excluded Shareholder.Excluded Shareholder means US Holdco and its Affiliates.Excluded Small Parcel Holder means a Small Parcel Holder who has made a valid election referred to in clause 6.10 to not participate in the Sale Facility and will not be treated as a Small Parcel Holder.Explanatory Statement means the statement pursuant to section 412 of the Corporations Act, which will be registered by ASIC in relation to the Scheme, copies of which will be included in the Scheme Booklet.Ineligible Foreign Holder means any Scheme Participant whose address shown on the Piedmont Share Register as at the Record Date is a place outside Australia, New Zealand, United States, Canada, Hong Kong, Singapore, United Kingdom, Taiwan, Germany and such other jurisdictions as agreed in writing between the parties, unless, no less than three Business Days prior to the Scheme Meeting, Piedmont and US Holdco agree in writing that it is lawful and not unduly onerous or unduly impracticable to issue that Piedmont Shareholder with the Scheme Consideration when the Scheme becomes Effective.Implementation Date means the fifth Business Day after the Record Date, or such other date agreed to in writing by Piedmont and US Holdco.Independent Expert means a person to be appointed by Piedmont to prepare a report to be provided to the Piedmont Board and Piedmont Shareholders stating whether, in the expert’s opinion, the Scheme is in the best interests of Piedmont Shareholders.Independent Expert's Report means the independent expert's report prepared by the Independent Expert in relation to the Scheme including any updates or amendments to this report made by the Independent Expert.Listing Rules means the official listing rules of the ASX.Marketable Parcel has the meaning given to that term in the Listing Rules, with the closing price on the last day of trading on ASX used to determine this.NASDAQ means the NASDAQ Stock Market LLC.Piedmont ADS means an ADS representing 100 Piedmont Shares, which trade on NASDAQ under the ticker code "PLL".    Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16

 Page 30    Piedmont Board means the board of directors of Piedmont from time to time.Piedmont Share means a fully paid ordinary share in the capital of Piedmont.Piedmont Share Register means the register of Piedmont Shareholders maintained by or on behalf of Piedmont in accordance with the Corporations Act.Piedmont Shareholder means a person who is registered in the Piedmont Share Register as the holder of one or more Piedmont Shares, from time to time.Record Date means 5:00pm on the second Business Day following the Effective Date, or such other date (after the Effective Date) as Piedmont and US Holdco may agree in writing.Sale Agent means a person appointed by US Holdco to sell the US Holdco CDIs that would otherwise be issued to or for the benefit of Ineligible Foreign Holders or Small Parcel Holders (excluding Excluded Small Parcel Holders) under the terms of the Scheme.Sale Facility means the facility to be made available to Ineligible Foreign Holders and Small Parcel Holders (excluding Excluded Small Parcel Holders), under which Ineligible Foreign Holders and Small Parcel Holders (excluding Excluded Small Parcel Holders) will have their Scheme Consideration sold on their behalf by the Sale Agent and have the net proceeds of sale remitted to them.Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act proposed between Piedmont and the Piedmont Shareholders as set out in this document, together with any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by US Holdco and Piedmont.Scheme Booklet means the information booklet to be despatched to all Piedmont Shareholders and approved by the Court in connection with this Scheme, including this Scheme, the explanatory statement in respect of the Scheme, the Independent Expert's Report and the notice of meeting.Scheme Consideration means such number of US Holdco CDIs or US Holdco Shares (as applicable) for each Scheme Share held by Scheme Participants at 5:00pm on the Record Date as described in clause 6.3(c).Scheme Implementation Deed means the Scheme Implementation Deed dated on or about 9 December 2020 between Piedmont and US Holdco, as amended or varied from time to time.Scheme Meeting means the meeting of Piedmont Shareholders convened by the Court in relation to the Scheme pursuant to section 411(1) of the Corporations Act and includes any adjournment of that meeting.Scheme Order means the orders of the Court made under section 411(4)(b) of the Corporations Act (and, if applicable and subject to clause 8.10, section 411(6) of the Corporations Act) in relation to this Scheme.Scheme Participant means each person who is a Piedmont Shareholder on the Record Date (other than Excluded Shareholders).Scheme Shares means all of the Piedmont Shares on issue on the Record Date other than Excluded Shares.Scheme Transfer means, for each Scheme Participant, a duly completed and executed proper instrument of transfer of the Scheme Shares held by that Scheme Participant for the purposes of section 1071B of the Corporations Act, which may be a master transfer for all Scheme Shares.Second Court Date means the first day on which the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16

 Page 31Small Parcel Holder means a Scheme Participant who is not an Ineligible Foreign Holder and who holds less than a Marketable Parcel of Piedmont Shares on the Record Date.Subsidiary has the meaning given to that term in Division 6 of Part 1.2 of the Corporations Act.US Holdco means Piedmont Lithium Inc., a company incorporated in Delaware, United States with company number 4314324 and whose registered office is at 251 Little Falls Drive, Wilmington, DE 19808 and whose principal business address is 32 North Main Street, Suite 100, Belmont, NC 28012.US Holdco CDI means a CDI representing a beneficial interest in 1/100th of a US Holdco Share.US Holdco CDI Register means the register of US Holdco CDI holders maintained by or on behalf US Holdco.US Holdco Share means a share of common stock of US Holdco.US Holdco Shareholder means a person who is registered in the US Holdco Share Register as the holder of one or more US Holdco Shares, from time to time.US Holdco Share Register means the register of US Holdco shareholders maintained by or on behalf US Holdco maintained in accordance with the Delaware General Corporation Law.    1.2  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  Interpretation  In this Scheme:(a) the singular includes the plural and vice versa, and a gender includes other genders;  (b)  another grammatical form of a defined word or expression has a corresponding meaning;  (c)  a reference to a clause, paragraph, or schedule is to a clause or paragraph of, or schedule to, this agreement, and a reference to this document includes any schedule;  (d)  a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;  (e)  a reference to A$, dollar, Australian dollar or $ is to Australian currency;  (f)  a reference to US$ or USD is to the lawful currency of the United States;  (g)  a reference to time is to time in Perth, Western Australian time, unless otherwise noted;  (h)  a reference to a party is to a party to this agreement, and a reference to a party to a document includes the party's executors, administrators, successors and permitted assigns and substitutes;  (i)  a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;  (j)  a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re enactments or replacements of any of them;  (k)  a word or expression defined in the Corporations Act and not otherwise defined in this agreement has the meaning given to it in the Corporations Act;  (l)  the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;

 Page 32    (m)  any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;  (n)  a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this document or any part of it; and  (o)  if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day.  2  Preliminary    2.1  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  Piedmont  Piedmont is a public company incorporated in Australia and registered in Western Australia and is a company limited by shares. Piedmont is admitted to the official list of ASX and its shares are officially quoted on the securities market conducted by ASX. Piedmont is also admitted to NASDAQ and Piedmonts ADSs are quoted on NASDAQ. Piedmont's registered office is at Level 9, 28 The Esplanade, Perth WA 6000.  2.2  US Holdco  US Holdco is a company incorporated under the laws of Delaware in the United States of America. US Holdco's registered office is c/o Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808 and its principal business office is at 32 North Main Street, Suite 100, Belmont, NC 28012.  2.3  Agreement to implement this Scheme  Piedmont and US Holdco have agreed, by executing the Scheme Implementation Deed, to implement the terms of this Scheme and the steps contemplated to follow the implementation of this Scheme, to the extent those steps are required to be done by each of them.  2.4  Deed Poll  (a)  This Scheme attributes actions to US Holdco but does not itself impose an obligation on US Holdco to perform those actions. US Holdco has undertaken in favour of each Scheme Participant, by executing the Deed Poll, that it will fulfil its obligations under the Scheme Implementation Deed and do all acts and things necessary or desirable on its part to give full effect to this Scheme, including to issue to each Scheme Participant the Scheme Consideration for each Scheme Share held by the Scheme Participant.  (b)  Piedmont undertakes in favour of each Scheme Participant to enforce the Deed Poll against US Holdco on behalf of and as agent and attorney for the Scheme Participants.  2.5  Summary of Scheme  If this Scheme becomes Effective:  (a)  all of the Scheme Shares (together with all rights and entitlements attaching to the Scheme Shares) will be transferred to US Holdco and Piedmont will become a subsidiary of US Holdco on the Implementation Date;  (b)  in consideration of the transfer to US Holdco of each Scheme Share held by a Scheme Participant, US Holdco will, on the Implementation Date, provide to each Scheme Participant the Scheme Consideration in accordance with the terms of the Scheme Implementation Deed, this Scheme and the Deed Poll;

 Page 33    (c)  Piedmont will enter the name of US Holdco in the Piedmont Share Register as the holder of all the Scheme Shares;  (d)  it will bind Piedmont and all Scheme Participants, including those who do not attend the Scheme Meeting, those who do not vote at the Scheme Meeting and those who vote against this Scheme at the Scheme Meeting; and  (e)  it will override the constitution of Piedmont, to the extent of any inconsistency.  3  Conditions Precedent    3.1  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  Conditions Precedent  This Scheme is conditional upon, and will have no force or effect until, the satisfaction of each of the following conditions:  (a)  all of the Conditions Precedent being satisfied or waived (other than the condition in clause 3.1(c) (Court Approval) of the Scheme Implementation Deed) in accordance with the Scheme Implementation Deed by the times set out in the Scheme Implementation Deed;  (b)  as at 8:00 am on the Second Court Date, the Scheme Implementation Deed not having been terminated in accordance with its terms;  (c)  as at 8:00 am on the Second Court Date, the Deed Poll not having been terminated in accordance with its terms;  (d)  approval of the Scheme by the Court pursuant to section 411(4)(b) of the Corporations Act and if applicable, Piedmont and US Holdco having accepted in writing any modification or condition made or required by the Court under section 411(6) of the Corporations Act;  (e)  such other conditions made or required by the Court under section 411(6) of the Corporations Act in relation to this Scheme and agreed to by Piedmont and US Holdco as having been satisfied or waived;  (f)  lodgement with ASIC of an office copy of the order of the Court approving the Scheme pursuant to section 411(10) of the Corporations Act; and  (g)  the Scheme Order comes into effect, pursuant to section 411(10) of the Corporations Act.  3.2  Effect of Conditions Precedent  The satisfaction of each condition in clauses 3.1(a) to 3.1(g) (inclusive) of this Scheme (Condition) is a condition precedent to the operation of this Scheme.  3.3  Certificate(a) Piedmont and US Holdco will provide to the Court on the Second Court Date:  (i)  a certificate signed by US Holdco and Piedmont (or such other evidence as the Court requests) stating whether or not the Conditions Precedent have been satisfied or waived (other than the condition in clause 3.1(c) (Court Approval) of the Scheme Implementation Deed) as at 8:00am on the Second Court Date; and  (ii)  a certificate confirming (in respect of matters within their knowledge) whether or not the conditions precedent in clauses 3.1(b) and 3.1(c) of this Scheme have been satisfied or waived as at 8:00am on the Second Court Date.

 Page 34    (b)  The certificate referred to in this clause 3.3(b) will constitute conclusive evidence of whether such Conditions Precedent have been satisfied or waived as at 8:00am on the Second Court Date.  4  The Scheme    4.1  Effective Date  Subject to clause 4.2, this Scheme will come into effect pursuant to section 411(10) of the Corporations Act on and from the Effective Date.  4.2  End Date  Without limiting any rights under the Scheme Implementation Deed, this Scheme will lapse and be of no further force or effect (and US Holdco is released from any obligations and any liability in connection with this Scheme or the Deed Poll) if:(a) the Effective Date has not occurred on or before the End Date; or  (b)  the Scheme Implementation Deed or Deed Poll is terminated in accordance with its terms,  unless Piedmont or US Holdco otherwise agree in writing (and, if required, as approved by the Court).  5  Implementation of the Scheme    5.1  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  Lodgement of Scheme Order with ASIC  Piedmont will lodge with ASIC in accordance with section 411(10) of the Corporations Act an office copy of the Scheme Order as soon as practicable, and in any event by no later than 5:00pm on the first Business Day after the date on which the Court makes that Scheme Order (or on such other Business Day as Piedmont and US Holdco agree).  5.2  Transfer of Scheme Shares  Subject to the Scheme becoming Effective, on the Implementation Date:  (a)  subject to the provision of the Scheme Consideration in accordance with clause 6, the Scheme Shares, together with all rights and entitlements attaching to the Scheme Shares at the Implementation Date, must be transferred to US Holdco, without the need for any further act by any Scheme Participant (other than acts performed by Piedmont as agent and attorney of the Scheme Participants under clauses 8.1 and 8.2 or otherwise), by:  (i)  Piedmont delivering to US Holdco a duly completed Scheme Transfer, executed on behalf of the Scheme Participants by Piedmont; and  (ii)  US Holdco executing that Scheme Transfer, attending to the stamping of the Scheme Transfer (if required) and delivering it to Piedmont for registration; and  (b)  immediately after receipt of the Scheme Transfer in accordance with clause 5.2(a)(ii), but subject to the stamping of the Scheme Transfer (if required), Piedmont must enter, or procure the entry of, the name of US Holdco in the Piedmont Share Register in respect of the Scheme Shares transferred to US Holdco in accordance with the Scheme.

 Page 35    5.3  Timing  Notwithstanding any other provision of this Scheme, while US Holdco Shares forming the Scheme Consideration must be issued (and the US Holdco Share Register updated to record their issuance) on the Implementation Date, any requirements under clause 6 for the sending of holding statements or allotment advices (or equivalent) may be satisfied as soon as practicable after the Implementation Date.  5.4  Entitlement to Scheme Consideration  Subject to this Scheme becoming Effective, in consideration of the transfer of the Scheme Shares to US Holdco, and subject to the other terms and conditions of this Scheme, on the Implementation Date:  (a)  each Scheme Participant (who is not an Ineligible Foreign Holder or Small Parcel Holder (excluding Excluded Small Parcel Holders)) will be issued the Scheme Consideration in respect of the Scheme Shares held by them on the Record Date in accordance with clause 6 of this Scheme; and  (b)  the Sale Agent will be issued the Scheme Consideration by CDN (as Depositary Nominee for US Holdco) in respect of the Scheme Shares held by all Ineligible Foreign Holders and Small Parcel Holders (excluding Excluded Small Parcel Holders) on the Record Date in accordance with clause 6 of this Scheme.  6  Scheme Consideration    6.1  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  Scheme Consideration  On the Implementation Date, US Holdco must issue or procure to be issued the Scheme Consideration to:  (a)  the Scheme Participants (other than Ineligible Foreign Holders and Small Parcel Holders (excluding Excluded Small Parcel Holders)) in accordance with clause 6.3(c) of this Scheme; and  (b)  the Sale Agent in respect of all Ineligible Foreign Holders and Small Parcel Holders (excluding Excluded Small Parcel Holders) on the Record Date to be dealt with in accordance with clause 6.11(b) of this Scheme.  6.2  Rounding Entitlements  Where the calculation of the number of US Holdco Shares (or US Holdco CDIs) to be issued to a particular Scheme Participant as Scheme Consideration would result in the issue of a fraction of a US Holdco Share, the fractional entitlement will be rounded up to the nearest whole number of US Holdco Shares.  6.3  Issue of Scheme Consideration  (a)  Not later than one Business Day after the Record Date, Piedmont will give to US Holdco a notice specifying the persons to whom US Holdco Shares or US Holdco CDIs (as applicable) are to be issued pursuant to clause 5.4 and the number of US Holdco Shares or US Holdco CDIs (as applicable) to which they are entitled (including the number to be issued to the Sale Agent).  (b)  On the Implementation Date, US Holdco must issue, or procure the issue, to each Scheme Participant the Scheme Consideration for each Scheme Share transferred to US Holdco on the Implementation Date by that Scheme Participant.  (c)  The obligation of US Holdco to issue, or procure the issue of, the Scheme Consideration under this Scheme will be satisfied by US Holdco procuring:

 Page 36    (i)  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  in the case of a Scheme Participant who holds Scheme Shares (other than the Australian custodian for the ADS Depositary, an Ineligible Foreign Holder or an Small Parcel Holder (excluding an Excluded Small Parcel Holder)):  (A)  CDN to issue one US Holdco CDI for every Scheme Share held by that Scheme Participant on the Record Date; and  (B)  issuing to CDN (as Depositary Nominee) the relevant number of US Holdco Shares underlying such US Holdco CDIs (being one US Holdco Share for every 100 US Holdco CDIs);  (ii)  in the case of a Scheme Participant who holds Scheme Shares on behalf of the ADS Depositary (who itself holds Piedmont Shares for the benefit of the ADS Holders), being the Australian custodian for the ADS Depositary:  (A)  issuing one US Holdco Share to the ADS Depositary for every 100 Scheme Shares held by the ADS Depositary; and  (B)  the ADS Depositary to then, subject to compliance by the ADS Holder within the terms of the arrangements pursuant to which the ADS Depositary acts as depositary for ADS Holders, deliver (by way of exchange) such US Holdco Shares to the ADS Holders on the basis of one US Holdco Share for every Piedmont ADS held by the ADS Holder on the Record Date; and  (iii)  CDN to issue to the Sale Agent such number of US Holdco CDIs in accordance with clauses 6.10 and 6.11 that Ineligible Foreign Holders and Small Parcel Holders (excluding Excluded Small Parcel Holders) would otherwise have been entitled to and issue to CDN (as Depositary Nominee) one US Holdco Share for every 100 US Holdco CDIs to be issued to the Sale Agent.  (d)  US Holdco covenants in favour of Piedmont (in its own right and separately as trustee and nominee for each of the Scheme Participants) that:  (i)  the US Holdco Shares to be issued under the Scheme and Deed Poll will be duly and validly authorised and will, on and from their issue, rank equally in all respects with all existing US Holdco Shares (if any);  (ii)  the US Holdco Shares issued as Scheme Consideration will be entitled to participate in and receive any dividends or distribution of capital paid and any other entitlements accruing in respect of US Holdco Shares on and after the Implementation Date;  (iii)  on issue, each such US Holdco Share will be validly issued, fully paid and free from any Encumbrance or third-party rights or any kind;  (iv)  it will use reasonable endeavours to ensure that the US Holdco CDIs issued as Scheme Consideration will be listed for quotation on the official list of ASX with effect from the Business Day after the Implementation Date (or such later date as ASX may require); and  (v)  it will use reasonable endeavours to ensure that the US Holdco Shares issued as Scheme Consideration will be listed for quotation on NASDAQ with effect from the Business Day after the Implementation Date (or such later date as NASDAQ may require).  6.4  US Holdco CDIs – registration and notices  (a)  On the Business Day prior to the Implementation Date, Piedmont must procure that US Holdco enters in its US Holdco Share Register the name of CDN (as Depositary Nominee) to hold the US Holdco Shares underlying the US Holdco CDIs to be issued in accordance with the Scheme.

 Page 37    (b)  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  After the satisfaction of the obligation in clause 6.4(a), Piedmont must procure that US Holdco:  (i)  on the Implementation Date procures that CDN records in the US Holdco CDI Register each Scheme Participant who is to receive US Holdco CDIs under the Scheme and issues US Holdco CDIs to the Sale Agent; and  (ii)  as soon as is reasonably practical despatches, or causes to be despatched, to each Scheme Participant who is to receive US Holdco CDIs under the Scheme, a holding statement or confirmation advice in the name of that Scheme Participant representing the number of US Holdco CDIs issued to that Scheme Participant.  6.5  US Holdco Shares – registration and notices  The obligation of Piedmont to procure that US Holdco issues US Holdco Shares under clause 6.3(c) will be satisfied by US Holdco, on the Implementation Date, procuring the entry in the US Holdco Share Register of the name of each person who is to receive US Holdco Shares.  6.6  Joint holders  In the case of Scheme Shares held in joint names:  (a)  the US Holdco Shares (or US Holdco CDIs) to be issued under this Scheme will be issued to and registered in the names of the joint holders;  (b)  any other document required to be sent under this Scheme will be forwarded to the registered address recorded in the Piedmont Share Register; and  (c)  in respect of any Ineligible Foreign Holder or Small Parcel Holder (excluding Excluded Small Parcel Holders), any cheque required to be paid to Scheme Participants will be payable to the joint holders and will be forwarded to the registered address recorded on the Piedmont Share Register on the Record Date.  6.7  Scheme Participants’ agreement  If the Scheme becomes Effective:  (a)  each Scheme Participant (other than an Ineligible Foreign Holder or Small Parcel Holder (excluding an Excluded Small Parcel Holder)) will be deemed to have agreed to become a member of US Holdco and to have accepted the US Holdco Shares (or US Holdco CDIs) issued to that holder under this Scheme subject to, and to be bound by, the constitution of US Holdco;  (b)  each Scheme Participant that is an Ineligible Foreign Holder or Small Parcel Holder (excluding an Excluded Small Parcel Holder) agrees and acknowledges that the payment to it of an amount in accordance with clause 6.11(c) constitutes the satisfaction in full of its entitlement under this Scheme; and  (c)  each Scheme Participant agrees to the transfer of their Scheme Shares, together with all rights and entitlements attaching to those Scheme Shares, in accordance with the terms of this Scheme.  6.8  Warranty by Scheme Participants  Each Scheme Participant warrants to US Holdco and is deemed to have authorised Piedmont to warrant to US Holdco as agent and attorney for the Scheme Participant by virtue of this clause 6.8, that:  (a)  all their Scheme Shares (including any rights and entitlements attaching to those shares) transferred to US Holdco under the Scheme will, as at the date of the transfer, be fully paid and free from all Encumbrances; and

 Page 38    (b)  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  they have full power and capacity to sell and to transfer their Scheme Shares (including any rights and entitlements attaching to those shares) to US Holdco under the Scheme.  6.9  Binding instruction or notifications  Except for a Scheme Participant’s tax file number, any binding instruction or notification between a Scheme Participant and Piedmont relating to Scheme Shares on the Record Date (including any instructions relating to payment of dividends or to communications from Piedmont) will, from the Record Date, be deemed (except to the extent determined otherwise by US Holdco in its sole discretion) to be a similarly binding instruction or notification to, and accepted by US Holdco, in respect of the US Holdco CDIs issued to the Scheme Participant until that instruction or notification is revoked or amended in writing addressed to US Holdco, provided that any such instructions or notifications accepted by US Holdco will apply to and in respect of the US Holdco CDIs issued as Scheme Consideration only to the extent that they are:not inconsistent with the other provisions of this Scheme; orrecognised under Australian law or US Holdco’s constituent documents.Small Parcel HoldersEach Small Parcel Holder will be entitled to elect not to participate in the Sale Facility by completing the Election Form and returning it to the address specified on the Election Form so that it is received by the Record Date. An election under this clause 6.10 must be made in accordance with the terms and conditions on the Election Form.Ineligible Foreign Holders and Small Parcel Holders  (a)  US Holdco has no obligation under this Scheme to issue any Scheme Consideration in the name of an Ineligible Foreign Holder or Small Parcel Holder (excluding an Excluded Small Parcel Holder) under the Scheme.  (b)  The US Holdco CDIs, that would but for clause 6.11(a), have been issued in the name of an Ineligible Foreign Holder or a Small Parcel Holder (excluding an Excluded Small Parcel Holder pursuant to clause 6.10) as Scheme Consideration, must be issued by US Holdco to the Sale Agent and US Holdco must procure that:  (i)  CDN enters the name and registered address of the Sale Agent is entered into the US Holdco CDI Register on the Implementation Date in respect of the US Holdco CDIs required to be issued to it under clause 5.4(b); and  (ii)  a holding statement is sent to the registered address of the Sale Agent, representing the number of US Holdco CDIs issued to it.  (c)  US Holdco must:(i) procure that the Sale Agent:  (A)  as soon as reasonably practicable and, in any event, not more than 30 Business Days after the Implementation Date, sells all the US Holdco CDIs issued to the Sale Agent pursuant to clause 6.11(b) in such manner at such price and other terms as the Sale Agent determines in good faith for the benefit of the Ineligible Foreign Holders and Small Parcel Holders (excluding Excluded Small Parcel Holders); and  (B)  promptly after receiving the proceeds in respect of the sale of all of the US Holdco CDIs referred to in clause 6.11(c)(A), accounts to the Ineligible Foreign Holders and Small Parcel Holders (excluding Excluded Small Parcel Holders) for the net proceeds of sale (on an averaged basis so that all Ineligible Foreign Holders and Small Parcel Holders (excluding Excluded Small Parcel Holders) receive the same price per US Holdco CDI, subject to rounding to the nearest whole

 Page 39cent), and any income referable to those US Holdco CDIs, after deduction of any applicable costs or fees, brokerage, taxes and charges, at the Ineligible Foreign Holders’ and Small Parcel Holders’ (excluding Excluded Small Parcel Holders) risk in full satisfaction of the Ineligible Foreign Holders’ and Small Parcel Holders’ rights under this Scheme; and    (ii)  remits the net proceeds of sale to the Ineligible Foreign Holders and Small Parcel Holders (excluding Excluded Small Parcel Holders) by:  (A)  making a deposit in Australian dollars into a bank account notified by the Ineligible Foreign Holders or Small Parcel Holders (excluding Excluded Small Parcel Holders) to Piedmont and recorded in the Piedmont Share Register on the Record Date; or  (B)  dispatching, or procuring the dispatch of, a cheque for the relevant amount in Australian dollars drawn in the name of the Ineligible Foreign Holders and Small Parcel Holders (excluding Excluded Small Parcel Holders) (or in the case of joint holders, in accordance with clause 6.6) by ordinary pre-paid post to the address of that Ineligible Foreign Holder and Small Parcel Holder appearing in the Piedmont Share Register on the Record Date.  (d)  In the event that the Sale Agent believes, after consultation with Piedmont, that an Ineligible Foreign Holder or Small Parcel Holder (excluding Excluded Small Parcel Holders) is not known at its address appearing in the Piedmont Share Register on the Record Date, the Sale Agent may credit the amount payable to that Ineligible Foreign Holder or Small Parcel Holder (as applicable) to a separate bank account of US Holdco to be held until the Ineligible Foreign Holder or Small Parcel Holder (as applicable) claims the amount or the interest is dealt with in accordance with unclaimed money legislation, and US Holdco must hold the amount in trust but any amount accruing from the amount will be to the benefit of US Holdco. An amount credited to the account is to be treated as having been paid to the Ineligible Foreign Holder or Small Parcel Holder (as applicable). US Holdco must maintain records of the amounts paid, the people who are entitled to the amounts and any transfers of the amounts.  (e)  Payment by US Holdco to an Ineligible Foreign Holder or Small Parcel Holder in accordance with this clause 6.11 satisfies in full the Ineligible Foreign Holder's or Small Parcel Holder’s (excluding Excluded Small Parcel Holder's) right to the Scheme Consideration.  (f)  None of US Holdco, Piedmont or the Sale Agent gives any assurance as to the price that will be achieved for the sale of the US Holdco CDIs described in this clause 6, and the sale of the US Holdco CDIs under this clause 6 will be at the risk of the Ineligible Foreign Holder or Small Parcel Holder (as applicable).  (g)  Each Ineligible Foreign Holder and Small Parcel Holder appoints Piedmont as its agent to take any necessary or appropriate actions, or to receive on its behalf any financial services guide or other notice which may be given by the Sale Agent to the Ineligible Foreign Holder or Small Parcel Holder, in connection with its appointment or sales.  7  DEALINGS IN PIEDMONT SHARES    7.1  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  Determination of Scheme Participants  To establish the identity of Scheme Participants, dealings in Piedmont Shares will only be recognised if:

 Page 40    (a)  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Piedmont Share Register as holder of the relevant Piedmont Shares on or before the Record Date; and  (b)  in all other cases, registrable transmission applications or transfers in registrable form in respect of those dealings are received on or before the Record Date at the place where the Piedmont Share Register is kept.  7.2  Piedmont Share Register  Piedmont must register any transmission application or transfer received in accordance with clause 7.1 by the Record Date.  7.3  Transfer requests received after Record Date  Piedmont will not accept for registration or recognise for any purpose any transfer, transmission or application in respect of Piedmont Shares received after the times specified in clause 7.1, or received prior to such times but not in registrable form, other than a transfer to US Holdco in accordance with this Scheme.  7.4  No disposals after Record Date  If this Scheme becomes Effective, each Scheme Participant, and any person claiming through that Scheme Participant, must not dispose of or purport or agree to dispose of any Scheme Shares or any interest in them after the Record Date.  7.5  Maintenance of Piedmont Share Register  Subject to issuance of the Scheme Consideration and registration of the transfer to US Holdco in accordance with clause 5.2, any statements of holding in respect of Scheme Shares will cease to have effect on the Record Date as documents of title in respect of those shares. On the Record Date, each entry on the Piedmont Share Register (other than entries in respect of the Excluded Shareholders or their successors in title) will cease to have effect except as evidence of entitlement to the Scheme Consideration.  7.6  Effect of Holding Statements  Subject to provision of the Scheme Consideration and registration of the transfer to US Holdco, any statements of holding in respect of Piedmont Shares will cease to have effect after the Record Date as documents of title in respect of those shares. After the Record Date, each entry current on the Piedmont Share Register on the Record Date will cease to have effect except as evidence of entitlement to the Scheme Consideration.  7.7  Details of Scheme Participants  As soon as practicable after the Record Date, and in any event within one Business Day of the Record Date, Piedmont will ensure that details of the names, registered addresses and holdings of Piedmont Shares for each Scheme Participant, as shown in the Piedmont Share Register on the Record Date, are available to US Holdco in such form as US Holdco reasonably requires.  7.8  Quotation of Piedmont Shares(a) Piedmont will:  (i)  apply to ASX to suspend trading in Piedmont Shares with effect from the close of trading on ASX on the Effective Date; and  (ii)  apply to NASDAQ to suspend trading in Piedmont ADS (by way of submission of a "corporate action” form to NASDAQ in order to transfer the listing of the Piedmont ADSs to a listing of the US Holdco Shares) from the close of trading on NASDAQ on the Implementation Date.

 Page 41    (b)  With effect on and from the close of trading on the Trading Day immediately following, or shortly after, the Implementation Date, Piedmont will apply:for termination of the official quotation of Piedmont Shares on ASX; andto have itself removed from the official list of the ASX.  8  General    8.1  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  Scheme Participant agreements and consents  Each Scheme Participant:  (a)  irrevocably agrees to the transfer of their Scheme Shares, together with all rights and entitlements attaching to those Scheme Shares, to US Holdco in accordance with the terms of the Scheme;  (b)  irrevocably consents to Piedmont and US Holdco doing all things and executing all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to the terms of the Scheme and the transactions contemplated by it,  without the need for any further act by that Scheme Participant.  8.2  Authority given to Piedmont  (a)  On this Scheme becoming Effective, each Scheme Participant, without the need for any further act, is deemed to have irrevocably appointed Piedmont and all of its directors and officers (jointly and severally) as its attorney and agent for the purposes of:enforcing the Deed Poll against US Holdco;in the case of Scheme Shares in a CHESS holding:  (A)  causing a message to be transmitted to ASX Settlement in accordance with the ASX Settlement Rules so as to transfer the Scheme Shares held by the Schemer Participant from the CHESS sub-register of Piedmont to the issuer sponsored sub-register operated by Piedmont or its share registry at any time after US Holdco has provided the Scheme Consideration which is due under this Scheme to Scheme Participants; and  (B)  completing and signing on behalf of Scheme Participants any required form of transfer of Scheme Shares;  (iii)  in the case of Scheme Shares registered in the issuer sponsored sub-register operated by Piedmont or its share registry, completing and signing on behalf of Scheme Participants any required form of transfer; and  (iv)  doing all things and executing any agreements, instruments, transfers or other documents as may be necessary or desirable to give full effect to this Scheme and the transactions contemplated by it, including the effecting of a valid transfer or transfers (or the execution and delivery of any Scheme Transfers) as contemplated by clause 5.2,  and Piedmont accepts such appointment. Piedmont as attorney and agent of each Scheme Participant, may sub delegate its functions, authorities or powers under this clause 8.2 to all or any of its directors and officers (jointly, severally or jointly and severally).

 Page 42    8.3  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  Further assurances  Each Scheme Participant and Piedmont will execute documents and do all things and acts necessary or expedient in order to implement this Scheme.  8.4  Authority of Piedmont  Each of the Scheme Participants consents to Piedmont doing all things necessary for or incidental to the implementation of this Scheme.  8.5  Scheme binding  This Scheme binds Piedmont and all Scheme Participants from time to time (including those who do not attend the Scheme Meeting, those who do not vote at that meeting or vote against this Scheme) and, to the extent of any inconsistency, overrides the constitution of Piedmont.  8.6  Variation, cancellation or modification of rights  The Scheme Participants agree to the transfer of their Scheme Shares in accordance with this Scheme and agree to the variation, cancellation or modification of the rights attached to their Scheme Shares constituted or resulting from this Scheme (if any).  8.7  Beneficial entitlement to Scheme Shares  Immediately from the time that US Holdco has satisfied its obligations under clauses 5.4 and 6 pending registration by Piedmont of US Holdco in the Piedmont Share Register as the holder of the Scheme Shares:  (a)  US Holdco will be beneficially entitled to the Scheme Shares transferred to it under this Scheme; and  (b)  each Scheme Participant, without the need for any further act by that Scheme Participant:  (i)  irrevocably appoints US Holdco as attorney and agent (and directs US Holdco in each capacity) to appoint any director, officer, secretary or agent nominated by US Holdco as its sole proxy and, where applicable, its corporate representative to attend shareholder meetings of Piedmont, exercise the votes attached to the Scheme Shares registered in the name of the Scheme Participant and sign any shareholders resolution of Piedmont;  (ii)  undertakes not to otherwise attend or vote at any such meetings or sign any such resolutions, whether in person, by proxy or by corporate representative other than pursuant to clause 8.7(b)(i);  (iii)  must take all other actions in the capacity of a registered holder of Scheme Shares as US Holdco reasonably directs; and  (iv)  acknowledges and agrees that in exercising the powers referred to in this clause 8.7(b), any director, officer, secretary or agent nominated by US Holdco may act in the best interests of US Holdco as the intended registered holder of the Scheme Shares.  8.8  Withholding  If US Holdco considers that it must pay an amount to the Commissioner of Taxation (Commissioner) under Subdivision 14-D of Schedule 1 of the Taxation Administration Act 1953 (Cth) (TAA) in relation to the acquisition of the Scheme Shares from a Scheme Participant, US Holdco will:  (a)  determine the amount to be paid to the Commissioner (Withholding Amount) being 12.5% (or a lesser rate approved by the Commissioner) of the Scheme Consideration otherwise payable to the Scheme Participant or Sale Agent, as appropriate;

Page 43

(b) withhold the Withholding Amount from the Scheme Consideration (by issuing such lesser number of US Holdco Shares to the Scheme Participant or Sale Agent, as appropriate for the Withholding Amount) and remit the Withholding Amount to the Commissioner within the timeframe required under the TAA (and issued of the reduced number of US Holdco Shares shall be taken to be full payment of the Scheme Consideration for the purposes of this Scheme); and

(c) if requested in writing by the relevant Scheme Participant, provide a receipt or other appropriate evidence of payment of the Withholding Amount to the Commissioner (or procure the provision of such receipt or other evidence) to the relevant Scheme Participant.

8.9 **Notices**

(a) Where a notice, transfer, transmission application or other communication referred to in this Scheme is sent by post to Piedmont, it will not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Piedmont's registered office or at the office of the Piedmont share registry.

(b) The accidental omission to give notice of the Scheme Meeting to any Piedmont Shareholders, or the non receipt of such a notice by any Piedmont Shareholders, will not, unless ordered by the Court, invalidate this Scheme or the proceedings at the Scheme Meeting.

10. Alterations and conditions

If the Court proposes to approve this Scheme subject to any conditions or alterations under section 411(6) of the Corporations Act, Piedmont may, by its counsel on behalf of all persons concerned consent to only such of those conditions or alterations to this Scheme to which US Holdco has consented, such consent not to be unreasonably withheld or delayed.

11. Enforcement of Deed Poll

Piedmont undertakes in favour of each Scheme Participant that it will enforce the Deed Poll against US Holdco on behalf of and as agent and attorney for the Scheme Participants.

12. Duty

All duty (including stamp duty), and any related fines, penalties and interest, payable in connection with the transfer by Scheme Participants of the Scheme Shares to US Holdco pursuant to the Scheme will be payable by US Holdco.

13. Limitation of liability

None of Piedmont or US Holdco nor any of their respective Authorised Persons is liable for anything done or omitted to be done in the performance of this Scheme or the Deed Poll in good faith.

14. Governing Law

(a) This Scheme is governed by and will be construed according to the laws of Western Australia.

(b) Each party irrevocably:

(i) submits to the non exclusive jurisdiction of the courts of Western Australia and of the courts competent to determine appeals from those courts, with respect to any proceedings that may be brought at any time relating to this Scheme; and

(ii) waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, if the venue of those proceedings fall within clause 8.14(b)(i).

Scheme Implementation Deed

Reference: CS: 0000000
Legal/74196433_16

 Page 44    Schedule 3 - Deed Poll  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  DEED POLL IN FAVOUR OF SCHEME PARTICIPANTSPiedmont Lithium Inc

Page 45

DETAILS

Date 2020

By **US Holdco**

Name	Piedmont Lithium Inc.
Company No.	4314324
Address	32 North Main Street, Suite 100, Belmont, NC 28012
Email	bczachor@piedmontlithium.com
Attention	Corporate Secretary

IN FAVOUR OF Each registered holder of fully paid ordinary shares in Piedmont Lithium Limited ACN 002 664 495 of Level 9, 28 The Esplanade, Perth WA 6000 (**Piedmont**) on the Record Date (other than Excluded Shareholders (**Scheme Participants**).

BACKGROUND

A Piedmont and US Holdco have entered into a Scheme Implementation Deed dated on or about 9 December 2020 (**Scheme Implementation Deed**).

B Under the Scheme Implementation Deed, Piedmont has agreed that it will propose and implement the Scheme in accordance with the Scheme Implementation Deed, pursuant to which US Holdco will acquire all of the Scheme Shares.

C Under the Scheme Implementation Deed, US Holdco has agreed to take all steps reasonably necessary to assist Piedmont proposing and implementing the Scheme in accordance with the Scheme Implementation Deed.

D US Holdco is entering into this Deed Poll for the purpose of:

i) covenanting in favour of the Scheme Participants to perform certain of its obligations under the Scheme Implementation Deed;

ii) covenanting in favour of the Scheme Participants to perform the steps attributed to it under the Scheme; and

iii) ensuring that the Scheme Consideration is provided to the Scheme Participants.

E The effect of the Scheme will be that the Scheme Shares, together with all rights and entitlements attaching to them, will be transferred to US Holdco in exchange for the Scheme Consideration.

AGREED TERMS

1 Definitions and interpretation

1.1 Definitions

In this deed poll:

Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act proposed between Piedmont and Piedmont Shareholders, the form of which is contained in Annexure A, together with any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by Piedmont and US Holdco.

Scheme Implementation Deed

Reference: CS: 0000000
Legal/74196433_16

Page 46Words and phrases defined in the Scheme Implementation Deed have the same meanings in this Deed Poll unless the context requires otherwise.    1.2  Interpretation  (a)  Clause 1.2 of the Scheme applies to the interpretation of this Deed Poll, except that references to "this Scheme" in that clause are to be read as references to "this Deed Poll".  (b) Clause headings in this Deed Poll do not affect the interpretation of this Deed Poll.Time for performance  1.3  (a)  If the day on or by which a payment or an act is to be done under this Deed Poll is not a Business Day, that act must be done on the next Business Day.  (b)  In this Deed Poll, if a period occurs from, after or before a day or the day of an act or event, it excludes that day.  (c)  In this Deed Poll, a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later.  (d)  In this Deed Poll a reference to time is a reference to Perth, Australia time.  2  Nature of Deed Poll    2.1  US Holdco acknowledges that:  (a)  this Deed Poll may be relied on and enforced by any Scheme Participant in accordance with its terms, even though the Scheme Participants are not party to it; and  (b)  under the Scheme, each Scheme Participant irrevocably appoints Piedmont and each of its directors, officers and secretaries (jointly and each of them severally) as its agent and attorney to enforce this Deed Poll against US Holdco.  3  Condition    3.1  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  Condition  The obligations of US Holdco under this Deed Poll are subject to the Scheme becoming Effective.  3.2  Termination  The obligations of US Holdco under this Deed Poll to Scheme Participants will automatically terminate and the terms of this Deed Poll will be of no further force or effect, if and only if the Scheme Implementation Deed is terminated in accordance with its terms or the Scheme does not become Effective on or before the End Date; unless US Holdco and Piedmont otherwise agree in writing.  3.3  Consequences of Termination  If this Deed Poll is terminated under clause 3.2, then in addition and without prejudice to any other rights, powers or remedies available to it:  (a)  US Holdco is released from its obligations to further perform this Deed Poll except for any obligations which by their nature survive termination; and  (b)  each Scheme Participant retains, powers and remedies they have against US Holdco in respect of any breach of this Deed Poll which occurs before it is terminated.

 Page 47    4  Scheme obligations    4.1  Payment of Scheme Consideration  Subject to clause 3, US Holdco undertakes in favour of each Scheme Participant to:  (a)  issue and provide to the Scheme Participant (or to the Sale Agent on behalf of the Scheme Participant in accordance with the Scheme) the Scheme Consideration for each Scheme Share held by each Scheme Participant; and  (b)  undertake all other actions attributed to it under the Scheme and do all acts and things necessary or desirable on its part to give full effect to the Scheme,  all in accordance with the terms of the Scheme and the Scheme Implementation Deed.  5  Warranties    5.1  US Holdco represents and warrants to each Scheme Participant that:(a) it is a corporation validly existing under the laws of its place of incorporation;  (b)  it has the corporate power to enter into and perform its obligations under this Deed Poll and to carry out the transactions contemplated by this deed poll;  (c)  it has taken all necessary corporate action to authorise its entry into this Deed Poll and has taken or will take all necessary corporate action to authorise the performance of this Deed Poll and to carry out the transactions contemplated by this Deed Poll;  (d)  this Deed Poll has been duly and validly executed and delivered by it and is valid and binding upon it; and  (e)  the execution and performance by it of this Deed Poll and each transaction contemplated by this Deed Poll did not and will not violate in any respect a provision of:a law, judgement, ruling, order or decree being on it; orits constitution or other constituent documents.  6  Continuing obligations    6.1  This Deed Poll is irrevocable and, subject to clause 3, remains in full force and effect until the earlier of:US Holdco having fully performed its obligations under this Deed Poll; ortermination of this Deed Poll under clause 3.2.  7  Miscellaneous    7.1  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  Assignment  (a)  The rights and obligations of US Holdco and each Scheme Participant under this Deed Poll are personal. They cannot be assigned, charged or otherwise dealt with without the prior consent of US Holdco and Piedmont.  (b)  Any purported dealing in contravention of clause 7.1 is invalid.

 Page 48    7.2  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  Cumulative rights  The rights, powers and remedies of US Holdco and the Scheme Participant under this Deed Poll are cumulative with the rights, powers or remedies provided by law independently of this Deed Poll.  7.3  Further assurances  US Holdco will, at its own expense, do all things reasonably required of it by law to give full effect to this Deed Poll and the transactions contemplated by it.  7.4  Governing law  (a)  This Deed Poll is governed by and will be construed according to the laws of Western Australia.  (b)  US Holdco irrevocably:  (i)  submits to the non-exclusive jurisdiction of the courts of Western Australia and of the courts competent to determine appeals from those courts, with respect to any proceedings that may be brought at any time relating to this Deed Poll; and  (ii)  waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, if the venue of those proceedings fall within clause 7.4(b)(i).  7.5  Notices  Any notice or other communication to US Holdco under or in connection with this Deed Poll must be in writing and:(a) sent to US Holdco at:Address: 32 North Main Street, Suite 100, Belmont, NC 28012 E-mail: pbrindle@piedmontlithium.com, with a copy to bczachor@piedmontlithium.comFor the attention of: Corporate Secretary(or as otherwise notified by US Holdco to Piedmont from time to time);  (b)  must be signed by the party making the communication or by a person duly authorised by that party or, in the case of email, set out the full name and position or title of the duly authorised sender;  (c)  must be delivered or posted by prepaid post to the address or emailed to the email address of the addressee in accordance with clause 7.5(a); and  (d)  will be deemed to have been given:(i) if delivered, on the date of delivery; or  (ii)  if sent by post, on the third day after it was put into the post (for post within the same country) or on the fifth day after it was put into the post (for post sent from one country to another); or  (iii)  if sent by email, on the earlier of the sender receiving an automated message confirming delivery or, provided no automated message is received stating that the email has not been delivered, three hours after the time the email was sent by the sender, such time to be determined by reference to the device from which the email was sent,

 Page 49but if the notice or other communication would otherwise be taken to be received after 5:00pm or on a Saturday, Sunday or public holiday in the place of receipt then the notice or communication is taken to be received at 9:00am on the next day that is not a Saturday, Sunday or public holiday in the place of receipt.    7.6  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16  Costs  (a)  US Holdco must bear its own costs arising out of the negotiation, preparation and execution of this Deed Poll.  (b)  US Holdco:  (i)  must pay all duty (including stamp duty) and any related fines, penalties and interest in respect of the Scheme and this Deed Poll (including without limitation the acquisition or transfer of Scheme Shares pursuant to the Scheme), the performance of this Deed Poll and each transaction effected by or made under or pursuant to the Scheme and this Deed Poll; and  (ii)  indemnifies each Scheme Participant against any liability arising from failure to comply with clause 7.6(b)(i).  7.7  Variation(a) A provision of this Deed Poll may not be varied, altered or otherwise amended unless:  (i)  before the Second Court Date, the variation, alteration or amendment is agreed to in writing by Piedmont (which such agreement may be given or withheld without reference to or approval by any Piedmont Shareholder); or  (ii)  on or after the Second Court Date, the variation, alteration or amendment is agreed to in writing by Piedmont and is approved by the Court (which such agreement may be given or withheld without reference to or approval by any Piedmont Shareholder),  in which event US Holdco will enter into a further deed poll in favour of each Scheme Participant giving effect to the variation, alteration or amendment.  7.8  Waiver  (a)  A provision of or right under this Deed Poll may not be waived except in writing signed by the person granting the waiver.  (b)  A failure or delay in exercise, or partial exercise, of:(i) a right arising from a breach of this Deed Poll; or  (ii)  a right, power, authority, discretion or remedy created or arising upon default under this Deed Poll,  does not result in a waiver of that right, power, authority, discretion or remedy.  (c)  US Holdco is not entitled to rely on a delay in the exercise or non-exercise of a right, power, authority, discretion or remedy arising from a breach of this Deed Poll or on a default under this Deed Poll as constituting a waiver of that right, power, authority, discretion or remedy.  (d)  US Holdco may not rely on any conduct of another person as a defence to the exercise of a right, power, authority, discretion or remedy by that other person.

 Page 50    Executed as a deed poll  Executed by an authorised signatory ofPiedmont Lithium Inc.:  Signature of authorised person      Name of authorised personBLOCK LETTERSTitle of authorised person    Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16

 Page 51    Annexure AScheme of Arrangement  Scheme Implementation Deed  Reference: CS: 0000000 Legal/74196433_16